UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Group Report

January 1 to June 30, 2003

Contents

Contents.

•	Deutsche Telekom at a glance		4

•	Key financial figures for the first half of 2003		5

•	Significant events		6

•	Business developments		8
	•	Overview	8
	•	Divisions	14
		• T-Com	14
		• T-Mobile	19
		• T-Systems	24
		• T-Online	27
		• Group Headquarters & Shared Services (Other)	30
	•	Outlook	33
		• Significant events after the balance sheet date (June 30, 2003)	33
		• Development of revenue and income	36
	•	Risk situation	38

•	Reconciliation to pro forma figures		39
	•	EBITDA and EBITDA adjusted for special factors	39
	•	Special factors	40
	•	Pro forma figures	44
	•	Reconciliation to new structures	46

•	Consolidated financial statements		49
	•	Notes to the consolidated statement of income	53
	•	Other disclosures	56
	•	Notes to the consolidated balance sheet	58
	•	Notes to the consolidated statement of cash flows	63
	•	Segment reporting	64
	•	Accounting	66

•	Summary of differences between German GAAP and U.S. GAAP		67

•	Investor Relations calendar		69

At a glance

Deutsche Telekom at a glance.

At a glance

	Second quarter of 2003				First half of 2003
	Q2 2003 millions of €	Q2 2002 millions of €		Change %	H1 2003 millions of €	H1 2002 millions of €		Change %	FY 2002 millions of €
Total revenue	13,593	12,984		4.7	27,211	25,754		5.7	53,689
Domestic	8,630	8,683		(0.6)	17,136	17,201		(0.4)	35,288
International	4,963	4,301		15.4	10,075	8,553		17.8	18,401
Results from ordinary business activities	598	(1,671	) [8]	n.a.	1,092	(3,347	) [8]	n.a.	(27,150	) [8]
Financial income/(expense), net	(853)	(1,182)		27.8	(1,945)	(2,930)		33.6	(6,022)
Depreciation and amortization	(3,212)	(4,220)		23.9	(6,481)	(7,874)		17.7	(36,880)
of property, plant and equipment	(2,032)	(2,585)		21.4	(4,133)	(4,750)		13.0	(9,525)
of intangible assets	(1,180)	(1,635)		27.8	(2,348)	(3,124)		24.8	(27,355)
Other taxes	(47)	(46)		(2.2)	(96)	(102)		5.9	(364)
EBITDA[1]	4,710	3,777		24.7	9,614	7,559		27.2	16,116
Special factors affecting EBITDA	112	(198)		n.a.	540	(198)		n.a.	(198)
Adjusted EBITDA[1]	4,598	3,975		15.7	9,074	7,757		17.0	16,314
Adjusted EBITDA margin (%)[1]	33.8	30.6			33.3	30.1			30.4
Net income/(loss)	256	(2,083)		n.a.	1,109	(3,891)		n.a.	(24,587)
Earnings/(loss) per share2/ADS[3] (German GAAP)	0.06	(0.50)		n.a.	0.26	(0.93)		n.a.	(5.86)
Investments in property, plant and equipment and intangible assets[7]	(1,196)	(1,874)		36.2	(2,105)	(3,497)		39.8	(7,928)
Net cash provided by operating activities	3,143	4,382		(28.3)	6,260	6,645		(5.8)	12,463
Equity ratio (%)	—	—			28.6	36.3			28.1
Net debt[4]	—	—			53,009	64,529		(17.9)	61,106

	June 30, 2003	March 31, 2002	Change June 30, 2003/ March 31, 2003%	Dec. 31, 2002	Change June 30, 2003/ Dec. 31, 2002%	June 30, 2002	Change June 30, 2003/ June 30, 2002%
Number of employees at balance sheet date
Deutsche Telekom Group	250,533	252,406	(0.7)	255,969	(2.1)	254,806	(1.7)
Salaried employees (excl. civil servants)	200,554	202,176	(0.8)	205,193	(2.3)	202,048	(0.7)
Civil servants	49,979	50,230	(0.5)	50,776	(1.6)	52,758	(5.3)
Number of customers in fixed network and mobile services
Telephone lines (incl. ISDN channels)[5] (millions)	58.1	58.2	(0.2)	58.1	0	57.9	0.3
Mobile communications subscribers (majority shareholdings)[6] (millions)	61.4	59.8	2.7	58.6	4.8	52.9	16.1

[1]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, financial income/(expense), net, amortization, and depreciation. Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom's senior management in order to measure Deutsche Telekom's operating activities and the performance of the individual divisions and the Group as a whole. EBITDA is not a measure determined in accordance with GAAP. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation to pro forma figures".
[2]	Earnings per share (according to German GAAP) for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares.
[3]	One ADS – American Depositary Share – corresponds in economic terms to one share of Deutsche Telekom AG in common stock.
[4]	Bonds, liabilities to banks, liabilities to non-banks from loan notes, and other liabilities after deduction of liquid assets, marketable securities, other investments in noncurrent securities, other assets, and loan discounts (prepaid expenses, deferred charges). For more detailed explanations, please refer to "Reconciliation of pro forma figures."
[5]	Telephone lines of the Group, including for internal use; number of lines includes the MATÁV subsidiary Maktel for the first time. The figures for the previous year have been adjusted accordingly.
[6]	Number of subscribers of T-Mobile's fully consolidated mobile communications companies, plus HT Mobilne Telekomunikacije and Westel. Number of subscribers at balance sheet date.
[7]	Excluding goodwill.
[8]	Different from amount reported in the previous year due to the change to cost-of-sales accounting.

Key financial figures

Key financial figures for the first half of 2003.

•	Group revenue increased by 5.7 percent year-on-year to EUR 27.2 billion.
•	Net income of EUR 1.1 billion, up EUR 5.0 billion from net loss in same period last year.
•	27.2 percent year-on-year increase in Group EBITDA to EUR 9.6 billion; adjusted EBITDA improved by 17.0 percent to EUR 9.1 billion.
•	"6+6 program" already well underway: Net debt reduced by EUR 11.3 billion to EUR 53.0 billion compared with EUR 64.3 billion as of September 30, 2002.
•	Sharp year-on-year increase in free cash flow[1] after dividend from EUR 1.3 billion to EUR 3.9 billion.
•	Capital expenditure[2] reduced by EUR 1.4 billion from EUR 3.5 billion to EUR 2.1 billion.
•	Significant increase in adjusted EBITDA margin in the first six months in all operational divisions compared with the prior-year period; efficiency gains and economies of scale generate cost savings of EUR 0.8 billion year-on-year:
•	T-Com increases adjusted EBITDA by 3.5 percent to EUR 5.2 billion.
•	T-Mobile records an adjusted EBITDA margin of 30 percent; adjusted EBITDA continues to grow rapidly – up 27.3 percent to EUR 3.3 billion.
•	T-Systems reports considerable rise in adjusted EBITDA of 22.4 percent to EUR 0.6 billion.
•	T-Online increases adjusted EBITDA[3] by EUR 163 million to EUR 151 million.
•	Group Headquarters & Shared Services and consolidation effects generated adjusted EBITDA of EUR -0.2 billion.
[1]	For a detailed explanation and calculation of free cash flow please refer to "Reconciliation to pro forma figures".
[2]	Investments in property, plant and equipment, and intangible assets excluding goodwill.
[3]	The T-Online figures shown here were calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and do not correspond to the figures published by T-Online International AG in accordance with IFRS, as T-Online International AG and Deutsche Telekom AG do not apply the same accounting policies.

Significant events

Significant events.

Deutsche Telekom's new corporate vision and values: T-SPIRIT.

•	The Deutsche Telekom vision was formulated in the second quarter of 2003 following discussions with the Group's managers: "As the leading services companies in the telecommunications and information technology industry, we network society for a better future. With top quality, efficiency and innovation, to the benefit of the customer. In every respect".
In this new vision, the "T" stands for quality, innovation and efficiency. It is the binding element in the Group and the joint performance promise to Deutsche Telekom's customers. In addition to the vision, T-SPIRIT also comprises a single set of six corporate values which, together with the vision, apply to all units within the Group. The divisions will take the vision a step further by deriving from it their own specific missions. The six central values can be easily recalled from the acronym SPIRIT: S uperior value, P assion for our customers, I nnovation, R espect , I ntegrity and Top Excellence.

Triple-E program leads to EBITDA increase of EUR 0.8 billion.

•	Deutsche Telekom improved its EBITDA margin considerably in the first six months of 2003. This progress is partially attributable to the sale of non-core activities and to the first effects of the Triple-E program for the realization of comprehensive cost savings in the T-Com and T-Systems divisions, and economies of scale in the T-Mobile and T-Online divisions in the 2003 financial year. T-Com in particular made a major contribution to efficiency gains in the Group in the first six months of 2003. In a large number of cost items, T-Com benefited from savings due to stringent targets and the successful implementation of cost saving programs, for example in the areas of receivables management, maintenance, marketing expenses and rental costs. Furthermore, significant economies of scale were achieved by T-Mobile due to continued new customer business, particularly in the U.S., and by T-Online, thanks to substantially increased network utilization also recorded in the second quarter. T-Systems also made good progress in implementing the cost reduction program, recording extensive cost savings in rental and consulting charges in particular.

Significant events

"6+6 program" already well underway.

Deutsche Telekom's net debt at June 30, 2003 was EUR 11.3 billion lower than at September 30, 2002. The majority of the target for reducing net debt in 2003 has therefore already been achieved after nine months. In the quarter under review, a number of individual measures were implemented, such as sales of real estate and tax refunds. A further improvement resulted from cash flow. These effects and the following transactions together had a net effect of EUR 3.3 billion in the second quarter:

•	In the second quarter of 2003, Deutsche Telekom sold a 15 percent stake in the Russian mobile operator Mobile Telesystems (MTS). T-Mobile International's co-shareholder in MTS, AFK Sistema JCSC (Sistema), exercised a call option on 10 percent of the shares in MTS on April 16, 2003. Deutsche Telekom had already sold a 5 percent stake in MTS on April 15, 2003 as part of an institutional placement. The proceeds of the two transactions amount to a total of around EUR 0.5 billion.
•	In June 2003, Deutsche Telekom accepted a mandatory general offer from Telekom Malaysia (TM) for its 6 percent stake in the Malaysian mobile operator Celcom. At the offer price of MYR 2.75 per share, Deutsche Telekom will receive approximately EUR 0.1 billion for the sale of the shares held by DeTeAsia Holding GmbH. The arbitration proceedings already initiated by Deutsche Telekom according to the rules of the International Chamber of Commerce in Paris with respect to contractual disputes relating to the price of these shares remain unaffected by the acceptance of this offer.

Business developments

Business developments.

Overview.

Revenue

Deutsche Telekom generated revenue of EUR 27.2 billion in the first half of 2003, this equates to a year-on-year increase of EUR 1.5 billion, or 5.7 percent. Although U.S. dollar and pound sterling currency translation adjustments reduced revenue figures by around EUR 1 billion, consolidation measures had an overall positive influence of EUR 172 million. The first-time consolidation of T-Mobile Netherlands made a 1.5 percent contribution to the increase in Group revenue. At T-Com, revenue decreased by EUR 0.2 billion as a result of the deconsolidation of the cable businesses.

Continuing the trend from the first quarter of the year, the T-Mobile and T-Online divisions were the major contributors to revenue growth in the second quarter and the first half of 2003. T-Mobile's revenue growth is mainly attributable to the increase in subscriber numbers and average revenue per user. The first-time consolidation of T-Mobile Netherlands in the fourth quarter of 2002 also contributed to the growth of the division. Revenue at T-Online increased as a result of the continued growth of the broadband customer base and considerably higher levels of usage than in the previous year. Revenues at T-Systems in the second quarter of 2003 remained almost constant compared with the second quarter of 2002 and the first quarter of 2003. It should be noted, however, that there was a considerable increase in revenues from telecommunications business in the months of April to June in particular, while revenues from IT business continued to decline. The year-on-year increase in T-Systems' revenues in the first half year is thus a result of the considerable growth in revenues in the Telecommunications unit in the second quarter. In addition to the effect of the sale of the cable businesses, lower call revenues and reduced revenue from business customers – a consequence of the weak economy, among other reasons – also contributed to the decrease in revenues at T-Com in the second quarter of 2003 compared with the second quarter of 2002 and the first quarter of 2003. This development was offset by T-Com's improvement of its market position in the core business area of access revenue.

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Group revenue	13,618	13,593	12,984	4.7	27,211	25,754	5.7	53,689
T-Com[1,2]	7,490	7,153	7,509	(4.7)	14,643	15,042	(2.7)	30,559
T-Mobile[2]	5,310	5,557	4,675	18.9	10,867	9,140	18.9	19,735
T-Systems[1,2]	2,560	2,567	2,588	(0.8)	5,127	5,079	0.9	10,489
T-Online[1,2,3]	445	449	372	20.7	894	738	21.1	1,584
Group Headquarters & Shared Services[2]	1,093	1,071	966	10.9	2,164	1,923	12.5	4,411
Intersegment revenue[4]	(3,280)	(3,204)	(3,126)	(2.5)	(6,484)	(6,168)	(5.1)	(13,089)

[1]	Total revenue under the new structure (see "Reconciliation to new structures" for explanation).
[2]	Total revenue (including revenue between divisions).
[3]	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRS.
[4]	Elimination of revenue between divisions.

The contribution of the divisions to Group revenue (after consolidation of revenue between the divisions) is presented below:

Business developments

The contribution of the divisions to the Group revenue (after elimination of revenue between the divisions)

	H1 2003 millions of €	Proportion of net revenue of the Group %	H1 2002 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2002 millions of €
Group revenue	27,211	100.0	25,754	100.0	1,457	5.7	53,689
T-Com[1]	12,564	46.2	13,105	50.9	(541)	(4.1)	26,491
T-Mobile[1]	10,239	37.6	8,439	32.8	1,800	21.3	18,339
T-Systems[1]	3,469	12.8	3,400	13.2	69	2.0	6,895
T-Online[1,2]	796	2.9	649	2.5	147	22.7	1,391
Group Headquarters & Shared Services	143	0.5	161	0.6	(18)	(11.2)	573

[1]	Net revenue under the new structure (see "Reconciliation to new structures" for explanation).
[2]	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRS.

Deutsche Telekom AG's largest contributor to revenue continued to be T-Com, which generated around 46 percent of the Group's net revenue in the first half of 2003. The relative significance of the T-Com division for the Group's revenues is, however, declining due to the strong growth of T-Mobile and T-Online. Accounting for almost 38 percent of revenue, the T-Mobile division once more considerably improved its revenue position in comparison with the other divisions in the first six months of the current financial year.

Breakdown of international net revenue

Compared with the same periods in the previous year, the proportion of total revenue generated outside Germany increased in both the second quarter and the first half of 2003. Despite the negative foreign currency translation effects from the conversion of revenue figures into euros (especially from U.S. dollars and pounds sterling), the proportion of international revenue in the first half of 2003 increased considerably to 37.0 percent from 33.2 percent in the first half of 2002. T-Mobile made a significant contribution to this positive development. T-Mobile USA was once again one of the main revenue drivers in the Group in the second quarter of 2003 as well as in the first half of 2003. The first-time consolidation of T-Mobile Netherlands also made a contribution to the further expansion of international business.

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Group revenue	13,618	13,593	12,984	4.7	27,211	25,754	5.7	53,689
Domestic	8,506	8,630	8,683	(0.6)	17,136	17,201	(0.4)	35,288
International	5,112	4,963	4,301	15.4	10,075	8,553	17.8	18,401
Proportion international (%)	37.5	36.5	33.1		37.0	33.2		34.3
of which: European Union (excl. Germany)	2,044	1,797	1,582	13.6	3,841	3,123	23.0	6,836
of which: Rest of Europe	1,261	1,242	1,204	3.2	2,503	2,432	2.9	5,067
of which: North America	1,715	1,815	1,456	24.7	3,530	2,877	22.7	6,166
of which: Other	92	109	59	84.7	201	121	66.1	332

Business developments

Net income/(loss)

In the first six months of 2003, Deutsche Telekom increased its net income by EUR 5 billion to EUR 1.1 billion compared with the corresponding period of 2002. This is a result of favorable tax effects, recorded especially in the first quarter, as well as an improvement in the results from ordinary business activities.

Results from ordinary business activities

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002 millions of €[4]	Change %	H1 2003 millions of €	H1 2002 millions of €[4]	Change %	FY 2002 millions of €[4]
Results from ordinary business activities	494	598	(1,671)	n.a.	1,092	(3,347)	n.a.	(27,150)
T-Com[1,3]	1,418	859	971	(11.5)	2,277	1,672	36.2	3,604
T-Mobile[1,3]	(77)	475	(682)	n.a.	398	(1,543)	n.a.	(23,754)
T-Systems[1,3]	(18)	(71)	(438)	83.8	(89)	(540)	83.5	(1,990)
T-Online[1,2,3]	2	21	(56)	n.a.	23	(149)	n.a.	(471)
Group Headquarters & Shared Services[1,3]	(826)	(626)	(1,494)	58.1	(1,452)	(2,731)	46.8	(4,690)
Reconciliation[1]	(5)	(60)	28	n.a.	(65)	(56)	(16.1)	151

[1]	Results from ordinary business activities under the new structure (see "Reconciliation to new structures" for explanation).
[2]	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRS.
[3]	Results from ordinary business activities at segment level.
[4]	Different from amount reported in the previous year due to a change to cost-of-sales accounting.

Results from ordinary business activities improved considerably in the second quarter of 2003 compared with the second quarter of 2002 and the first quarter of 2003. This figure increased by EUR 4.4 billion year-on-year from EUR -3.3 billion in the first half of 2002 to EUR 1.1 billion in the first half of 2003. This very encouraging development in the first half year is attributable to an improvement in adjusted EBITDA – driven by revenue growth and improvements in efficiency as well as a further increase in other operating income, mainly as a result of the sale of noncore activities. Furthermore financial expense, net improved by around EUR 1 billion to EUR 1.9 billion year-on-year. This development is due to the non-recurrence of last year's write-down on the net carrying amount of the stake in France Telecom and other financial assets.

EBITDA

Deutsche Telekom's EBITDA improved by 27.2 percent in the first half of 2003 to EUR 9.6 billion, compared with EUR 7.6 billion in the same period last year. All the divisions of the Group contributed to this improvement. In the second quarter of 2003 alone, the improvement in Group EBITDA over the same period last year was around 25 percent, driven by high growth rates in the EBITDA of the T-Mobile, T-Systems and T-Online divisions.

Special factors

While EBITDA in the first quarter of 2003 was increased by special factors totaling EUR 0.4 billion net, special factors boosting EBITDA were also recorded in the period April to June 2003, with a net total of EUR 0.1 billion, as a result of the income from the sale of financial assets (principally from T-Mobile's disposal of interests in MTS), which was offset, however, by a number of expenses, primarily higher additions to pension accruals

Business developments

resulting from changes in discount rates (additional minimum liability, AML), particularly at T-Com. No special factors were recorded during the first quarter of the 2002 financial year. EBITDA in the second quarter of last year was negatively impacted by special factors totaling EUR 0.2 billion net, primarily as a result of expenses relating to the sale of the stake in France Telecom.

Adjusted EBITDA

Adjusted for the special factors mentioned above, EBITDA in the second quarter of 2003 increased by EUR 0.6 billion or approximately 16 percent year-on-year to EUR 4.6 billion. The adjusted EBITDA margin improved considerably from 30.6 percent to 33.8 percent at the same time. The largest contribution to adjusted EBITDA growth, EUR 0.4 billion, was recorded by the T-Mobile division. This was due to the qualitative growth in new additions to the customer base, aided by economies of scale and synergy effects. Improvements in cost structures and profitable business with new customers at T-Systems – in its Telecommunications unit – contributed to the increase in adjusted EBITDA quarter-on-quarter. T-Com succeeded in stabilizing adjusted EBITDA at a high level in the second quarter of 2003 in spite of a decline in revenue. Continuing the upward trend in the first quarter, adjusted Group EBITDA grew appreciably by a double-digit percentage figure in the first half of the year, up by EUR 1.3 billion to EUR 9.1billion. Factors influencing this development include revenue increases in the core business areas of all the divisions and consistent improvements in cost structures, as well as the efficiency enhancements implemented to date. This can also be clearly seen in the improvement in the EBITDA margin from 30.1 percent in the first half of 2002 to 33.3 percent in the first six months of 2003.

A detailed explanation of the special factors affecting EBITDA can be found under "Reconciliation to pro forma figures".

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002[3] millions of €
Adjusted EBITDA[1]	4,476	4,598	3,975	15.7	9,074	7,757	17.0	16,314
T-Com[2]	2,674	2,554	2,555	(0.04)	5,228	5,049	3.5	10,268
T-Mobile	1,514	1,743	1,348	29.3	3,257	2,559	27.3	5,038
T-Systems	286	337	251	34.3	623	509	22.4	1,151
T-Online[2,4]	75	76	2	n.a.	151	(12)	n.a.	76	[5]
Group Headquarters & Shared Services	(10)	(10)	(143)	93.0	(20)	(171)	88.3	30
Reconciliation	(63)	(102)	(38)	(168.4)	(165)	(177)	6.8	(249	) [5]

[1]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, financial income/(expense), net, amortization, and depreciation. Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom's senior management in order to measure Deutsche Telekom's operating activities and the performance of the individual divisions and the Group as a whole. EBITDA is not a measure determined in accordance with GAAP. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation to pro forma figures".
[2]	Under the new structure (see "Reconciliation to new structures" for explanation).
[3]	For a more detailed explanation, please refer to Deutsche Telekom Annual Report 2002 "Reconciliation of pro forma figures."
[4]	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRS.
[5]	Adjusted for the T-Motion book gain which was eliminated in the reconciliation, as it is an intragroup transaction.

Business developments

Free cash flow1

After dividend payments, free cash flow in the first half of 2003 amounted to EUR 3.9 billion, an increase of around EUR 2.7 billion compared with the first half of 2002. This development was primarily influenced by the decrease of EUR 1.5 billion in investments in property, plant and equipment, and intangible assets. In addition, the fact that Deutsche Telekom AG paid a dividend in 2002 for the 2001 financial year, but not in 2003 for the 2002 financial year, improved the free cash flow in the first half of 2003 in a year-on-year comparison. Small dividend payments were made in the first half of 2003 to minority shareholders of subsidiaries not fully owned by Deutsche Telekom – in particular MATÁV. Cash generated from operations fell, due among other things to lower tax refunds and, at the same time, a higher level of tax payments in the period under review.

	H1 2003 millions of €	H1 2002 millions of €	FY 2002 millions of €
Cash generated from operations	8,021	8,401	16,667
Interest received/(paid)	(1,761)	(1,756)	(4,204)
Net cash provided by operating activities[2]	6,260	6,645	12,463
Cash outflows from investments in intangible assets and property, plant and equipment[3]	(2,294)	(3,827)	(7,625)
Free cash flow before payment of dividends[2]	3,966	2,818	4,838
Dividend	(54)	(1,558)	(1,582)
Free cash flow after payment of dividends[2]	3,912	1,260	3,256

[1]	The reconciliation of the Group's free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with IAS 7 and DRS 2.
[2]	For a more detailed explanation, please refer to "Reconciliation of pro forma figures."
[3]	Excluding goodwill.

Net debt

Deutsche Telekom's net debt decreased by around EUR 8.1 billion compared with December 31, 2002 to EUR 53.0 billion at June 30, 2003. This represents a further reduction of EUR 3.3 billion in addition to the EUR 4.8 billion already achieved in the first quarter of this year. The reduction is mainly attributable to cash inflows from the disposal of shareholdings (in particular income from the sale of the remaining cable businesses in the first quarter of 2003 amounting to around EUR 1.7 billion and income from the sale of interests in MTS in the second quarter totaling approximately EUR 0.5 billion), as well as to proceeds from the sale of real estate (approximately EUR 0.3 billion). A second-quarter tax refund of around EUR 0.6 billion as well as net cash provided by operating activities and currency translation effects made a further contribution to lowering net debt. Since debt reduction measures were initiated in the third quarter of 2002, net debt decreased by EUR 11.3 billion by June 30, 2003.

On June 30, 2003, T-Mobile USA bought back approximately 99 percent of three outstanding notes issued by the former VoiceStream Wireless Corporation as part of a tender offer. The price of the transaction amounted to USD 1.25 billion.

Business developments

	June 30, 2003 millions of €	March 31, 2003 millions of €	Change June 30, 2003/ March 31, 2003 millions of €	Dec. 31, 2002 millions of €	Change June 30, 2003 Dec. 31, 2002 millions of €	Sept. 30, 2002 millions of €[1]	June 30, 2002 millions of €[1]
Bonds and debentures	56,776	57,964	(1,188)	56,752	24	58,852	59,210
Liabilities to banks	4,472	4,852	(380)	6,292	(1,820)	7,692	7,700
Debt (in accordance with consolidated balance sheet)	61,248	62,816	(1,568)	63,044	(1,796)	66,544	66,910
Liabilities to non-banks from loan notes	808	818	(10)	842	(34)	613	651
Miscellaneous other	268	496	(228)	248	20	159	296
Gross debt[2]	62,324	64,130	(1,806)	64,134	(1,810)	67,316	67,857
Liquid assets	8,526	6,932	1,594	1,905	6,621	1,867	1,806
Other investments in marketable securities	115	251	(136)	413	(298)	460	577
Other investments in noncurrent securities	40	115	(75)	238	(198)	291	570
Other assets	356	207	149	177	179	10	20
Discounts on loans (prepaid expenses and deferred charges)	278	332	(54)	295	(17)	377	355
Net debt[2]	53,009	56,293	(3,284)	61,106	(8,097)	64,311	64,529

[1]	The prior-year comparatives as of September 30, 2002, and June 30, 2002, have been adjusted in line with this redefinition of net debt.
[2]	For detailed information and calculations please refer to the chapter on "Reconciliation to pro forma figures".

Business developments

Divisions.

	June 30, 2003 millions[1]	March 31, 2003 millions[1]	Change June 30, 2003/ March 31, 2003%	Dec. 31, 2002 millions[1]	Change June 30, 2003 Dec. 31, 2002%	June 30, 2002 millions[1]	Change June 30, 2003/ June 30, 2002%
Fixed-network lines, incl. ISDN channels	55.8	56.0	(0.4)	56.2	(0.7)	55.9	(0.2)
Germany[3]	49.1	49.2	(0.2)	49.3	(0.4)	49.1	0
Standard analog lines	28.0	28.2	(0.7)	28.6	(2.1)	29.3	(4.4)
ISDN channels	21.1	21.0	0.5	20.7	1.9	19.8	6.6
T-DSL contracts (marketed)	3.7	3.4	8.8	3.1	19.4	2.5	48.0
International	6.7	6.8	(1.5)	6.9	(2.9)	6.8	(1.5)
MATÁV[2]	3.5	3.5	0	3.6	(2.8)	3.6	(2.8)
Slovenské Telekomunikácie	1.4	1.5	(6.7)	1.5	(6.7)	1.5	(6.7)
Hrvatske telekomunikacije	1.8	1.8	0	1.8	0	1.8	0
Mobile communications subscribers
Westel	3.5	3.4	2.9	3.4	2.9	3.0	16.7
HT Mobilne Telekomunikacije	1.3	1.3	0	1.2	8.3	1.1	18.2

[1]	Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.
[2]	Subscriber-line figures are recorded including MATÁV's subsidiary Maktel for the first time. The figures for the previous year have been adjusted accordingly.
[3]	Telephone channels, including for internal use.

T-Com: Customer data and selected KPIs

In the second quarter of 2003, the T-Com division continued to place a strong emphasis on profitability enhancement measures. At the same time, intensive steps were initiated to improve quality with the goal of reinforcing customer retention. In the second quarter of 2003, for instance, T-Com's online sales program was optimized. Customers visiting the redesigned online shop at www.telekom.de/shop now have three main areas to choose from: "Meine Telekom (My Telekom)", "Service" and "Tarife und Produkte (Rates and Products)". In the personalized "Meine Telekom" area, customers can conveniently manage most of their access data online and sign up for new products and services. In the "Service" area, customers can take advantage of Deutsche Telekom's extensive offering of information and services relating to telephone and data lines, as well as telephones, PABXs and data communications hardware. In the third area of "Tarife und Produkte", customers can place orders for Deutsche Telekom products and services.

An important trend affecting T-Com's overall business development in the second quarter of 2003 continued to be the migration of customers to more advanced lines, and particularly broadband lines. The number of T-DSL lines sold in Germany grew by another 300,000, reaching 3.7 million in the second quarter of 2003. Compared with June 30, 2002, this corresponds to an increase of 48 percent. Another promising trend supporting the positive development in the second quarter of 2003 was the sharp increase in the data volume generated with T-DSL lines. The number of ISDN channels in Germany also continued to rise. The total number of T-Com fixed-network channels remained nearly constant in the first half of 2003 compared with the

Business developments

prior-year period. This positive development shows that T-Com is successfully defending its market position in the access segment of its core fixed-network business. The trend of declining analog subscriber lines, which has been evident for several quarters, was mainly responsible for the slight decrease in the total number of fixed-network lines at the end of June 2003 compared with the first quarter of this year and with December 31, 2002.

In line with expectations, the volume of call minutes in the retail business in Germany continued to decline in the second quarter. The overall volume of the market for local calls continued to decrease. As expected, the introduction of Call-by-Call in the local network in April 2003 resulted in a substantial reduction in T-Com's market share for extended local calls. Compared with its competitors, T-Com has captured a smaller portion of market volume increases in the long-distance and fixed-to-mobile calling plans; in the segment of international calls, it recorded a drop in minute volume against the market trend.

Deutsche Telekom is systematically expanding its product offering to support the trend towards greater T-DSL usage and the evident growth in the volume of online data. Since June 6, 2003, multimedia Internet applications can be accessed at high transmission quality through access technologies such as T-DSL or mobile communications from a so-called MDCS (Media Distribution and Caching Service) platform. With the launch of this innovative new content delivery platform MDCS, T-Com now offers content providers a platform for effective content management. In this process, multimedia content is distributed from interim storage locations in the existing IP network of Deutsche Telekom.

Systematic efforts to tap the market for broadband products are also underway in Eastern Europe. In Slovakia, the market introduction of ADSL began on June 1, 2003. In Hungary, MATÁV introduced a satellite-based ADSL service in the second quarter of 2003, thus rounding off its product portfolio and offering access to customers in remote areas. By the end of June 2003, MATÁV had approximately 58,000 ADSL customers. This growth represents an increase of approximately 200 percent compared with the end of June 2002. Eastern European subsidiaries as a whole registered an overall drop in the number of fixed-network telephone lines. The main reason for this is the substitution of fixed-network communications by mobile communications.

DeTeMedien, transferred to the T-Com division since the beginning of this year, acquired all shares of t-info GmbH from T-Online International AG for approximately EUR 86 million at the end of May 2003, with retroactive effect from April 1, 2003. t-info is positioned as an information, directory, and advice portal that can be reached directly via various access channels. With this acquisition, T-Com intends to further optimize the existing synergies between the print and multimedia directory businesses.

Business developments

T-Com: Development of operations

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002[4] millions of €	Change %	H1 2003 millions of €	H1 2002[4] millions of €	Change %	FY 2002[4] millions of €
Total revenue[1]	7,490	7,153	7,509	(4.7)	14,643	15,042	(2.7)	30,559
Domestic	6,550	6,187	6,546	(5.5)	12,737	13,160	(3.2)	26,682
Eastern Europe	940	966	963	0.3	1,906	1,882	1.3	3,877
Results from ordinary business activities	1,418	859	971 [5]	(11.5)	2,277	1,672 [5]	36.2	3,604 [5]
Financial income/(expense), net	(132)	(118)	(197)	40.1	(250)	(643)	61.1	(866)
Depreciation and amortization	(1,318)	(1,282)	(1,368)	6.3	(2,600)	(2,696)	3.6	(5,539)
Other taxes	(10)	1	(19)	n.a.	(9)	(38)	76.3	(42)
EBITDA[2]	2,878	2,258	2,555	(11.6)	5,136	5,049	1.7	10,051
Special factors affecting EBITDA[2]	204	(296)	0	n.a.	(92)	0	n.a.	(217)
Adjusted EBITDA[2]	2,674	2,554	2,555	(0.04)	5,228	5,049	3.5	10,268
of which domestic	2,237	2,154	2,130	1,1	4,391	4,197	4.6	8,471
of which international	437	400	425	(5.9)	837	852	(1.8)	1,797
Adjusted EBITDA margin (%)[2]	35.7	35.7	34.0		35.7	33.6		33.6
Investments in property, plant and equipment and intangible assets[6]	(317)	(451)	(867)	48.0	(768)	(1,720)	55.3	(3,180)
Number of employees[3]	145,465	141,065	153,814	(8.3)	143,264	154,519	(7.3)	153,065

[1]	Including DeTeMedien and agency business.
[2]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, financial income/(expense), net, amortization, and depreciation. Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom's senior management in order to measure Deutsche Telekom's operating activities and the performance of the individual divisions and the Group as a whole. EBITDA is not a measure determined in accordance with GAAP. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation to pro forma figures".
[3]	Average number of employees, including DeTeMedien.
[4]	For a more detailed explanation, please refer to Deutsche Telekom Annual Report 2002 "Reconciliation of pro forma figures."
[5]	Different from amount reported in the previous year due to the change to cost-of-sales accounting.
[6]	Excluding goodwill and certain intragroup transfers.

T-Com: Total revenue

The first six months of 2003 saw a drop of around 2.7 percent in the total revenue of the T-Com division compared with the corresponding period of 2002; this was mainly the result of the sale of the regional cable businesses as of March 01, 2003 (overall impact approximately EUR 0.2 billion). After adjusting for this effect, the total revenue generated in the first six months was 1.2 percent less than the corresponding figure for the first half of 2002. Considering the generally strict regulatory environment, as well as the effects of the weaker economy, especially in the customer segment of small and medium-sized enterprises, this development should be seen as encouraging. The decrease in total revenue generated in the second quarter of 2003

Business developments

compared with the first quarter of 2003 is also largely attributable to the deconsolidation of the cable businesses. Other contributing factors include seasonal business patterns, which generally favor the first quarter of every year, and the revenue-reducing effects of local Call-by-Call, which has resulted in a loss of market share of around 10 percent in the extended local call segment.

Within Germany, revenue developed differently in individual product segments of the T-Com division in the first half of 2003.

Revenue from subscriber lines continued to increase in the second quarter of 2003 compared with the prior-year quarter. This revenue growth can be ascribed to combined price and volume effects. Positive contributing factors also included the ongoing trend towards more advanced products such as T-ISDN and T-DSL, as well as some flexibility in price setting in the third quarter of 2002 and the first quarter of 2003. Call revenue for the first six months of the current financial year was lower than in the corresponding prior-year period, due mainly to the rate adjustments necessitated by the price-cap regulation and to the volume decline in extended local and international calls driven by the level of competition and regulation. The development in the Carrier Services business was mixed. Call origination to the Internet platform for other carriers benefited from the excellent development in broadband products, reporting a sharp increase in revenue compared with the first half of 2002. In the traditional business with carrier service products, by contrast, revenue declined. Revenue from the leasing of subscriber lines and interconnection links were slightly lower than in the prior-year period. This decline can be attributed to the lower volume of orders placed by other carriers due to insolvencies and cautious assessments of the market potential. Revenue from interconnection services decreased as a consequence of direct interconnection between the networks of other carriers and the expansion of coverage offered by competitors. This development resulted in a decrease in transit services (calls via the Deutsche Telekom network to other domestic fixed and mobile networks). The limited number of orders placed by small and medium-sized enterprises – a consequence of the economic situation – and the resulting temporary price adjustments led to reduced second-quarter revenue from data communications compared with the prior-year period.

The consolidated revenue generated in Eastern Europe in the first six months of the current year was slightly higher than the corresponding figure for the prior-year period. The trends of strong growth in the mobile communications business accompanied by a decline in classical fixed-network telephony that had been observed already in the preceding quarters remained in effect in the second quarter of 2003. In addition, changes in foreign currency exchange rates had a negative impact.

T-Com: Results of ordinary business activities

The sharp increase in the results from ordinary activities in the first half of 2003 compared with the corresponding prior-year period can be attributed to the lower cost of sales and selling costs, as well as the proceeds from the sale of the remaining cable businesses and the significantly reduction of net financial income. The reduction in costs is a result of the efficiency enhancement measures that have been initiated, as well as lower losses on accounts receivable and cost declines due to the lower revenue volume. The increase in the results from ordinary activities in the first half of the current year over the corresponding period of the prior year also resulted from the fact that writedowns on loans to subsidiaries and affiliates of Kabel Deutschland GmbH amounting to EUR 0.3 billion were charged against income in the first half of 2002 and by the fact that the net proceeds on the sale of the remaining cable companies amounting to EUR 0.2 billion were recognized as income in the current year. Several factors contributed to the decrease in the results from ordinary activities in the second quarter of 2003 as compared with the first quarter of 2003. Although these results were boosted considerably by the proceeds from the sale of the remaining cable businesses in the first quarter of 2003, they were affected by substantial charges in the second quarter of 2003, result-

Business developments

ing primarily from the adjustment of the discount rate applied to pension accruals and from the payments made to the Personal Service Agency (PSA). Moreover, the decrease in revenue resulting from intensified competition due to regulatory action and reduced spending of small and medium-sized companies could not be fully offset by cost reductions.

T-Com: EBITDA

Despite the substantially intensified competitive pressure, the considerable negative impact of the overall economy and the special factors affecting earnings, T-Com's EBITDA for the first six months of the current year was higher than the corresponding prior-year figure. This positive development was primarily due to decreases in costs of sales and selling costs in the first half of 2003 compared with the same period of 2002.

T-Com: Adjusted EBITDA

The special factors experienced by the T-Com division produced offsetting effects in the first and second quarters of 2003. Although the results of the first quarter of 2003 were positively affected by the deconsolidation gain on the sale of the remaining cable businesses, the second quarter of 2003 included a charge resulting from the adjustment of the discount rate applied to pension accruals to the amount of EUR 174 million, as well as further transfer payments to the PSA to the amount of EUR 88 million and recognition of accruals for employee severance payments in Croatia amounting to EUR 27 million.

The adjusted EBITDA for the first six months of the current financial year was significantly higher than for the first half of 2002. An especially encouraging development can be seen in the fact that the discontinued EBITDA contributions from the divested cable businesses, totaling approximately EUR 70 million in the corresponding period of 2002, were more than offset in the first half of 2003. The improved EBITDA and the considerable improvement of the EBITDA margin are attributable to the successful implementation of a large number of cost reduction measures. As of June 2003, cumulative savings resulting from restrictive budgets and cost saving programs were achieved for a large number of cost items, including, for instance, losses on accounts receivable, goods and services purchased, and marketing. In the first six months of 2003, capital expenditure was further reduced by EUR 952 million compared with the prior-year period. Although the basic roll-out of the new SDH transmission path platform and the T-DSL platform necessitated relatively high capital expenditure last year, the only investments required in the current year were composed largely of customer-driven capital investments shortly after orders were placed. Moreover, expenditure was reduced in the T-DSL and T-ISDN areas through a substantial increase in the capacity utilization rates for T-IDSN and T-DSL. The demand-oriented expansion of the subscriber-line network was a significant factor driving capital expenditure in the first half of 2003.

Compared with the first half of 2002, T-Com's average number of employees declined by 11,255. This development was mainly the result of the WIN 2003 action program to optimize the processes and structures of T-Com in Germany. This program streamlined the workforce of T-Com in Germany by approximately 6,800 employees compared with the prior year, of whom around 5,100 employees have been transferred to the PSA. Process optimization was also rigorously pursued in the Eastern European subsidiaries and affiliates. The Eastern European subsidiaries and affiliates cut their workforce levels by 4,248 employees. The deconsolidation of the cable businesses led to the elimination of 2,883 jobs at T-Com.

Business developments

	June 30, 2003	March 31, 2003	Change June 30, 2003/ March 31, 2003	Dec. 31, 2002	Change June 30, 2003 Dec. 31, 2002	June 30, 2002	Change June 30, 2003/ June 30, 2002
	millions	millions	%[1]	millions	%[1]	millions	%[1]
Mobile communications subscribers
Total (T-Mobile International Holding GmbH)[2,3]	56.5	55.1	2.5	53.9	4.8	48.9	15.5
of which: T-Mobile Deutschland	25.3	24.9	1.6	24.6	2.8	23.3	8.6
of which: T-Mobile USA[4]	11.4	10.8	5.6	9.9	15.2	8.0	42.5
of which: T-Mobile UK5	12.5	12.2	2.5	12.4	0.8	11.1	12.6
of which: T-Mobile Austria	2.0	2.0	0	2.0	0	2.0	0
of which: T-Mobile CZ (RadioMobil)	3.6	3.6	0	3.5	2.9	3.1	16.1
of which: T-Mobile Netherlands[3] (Ben)	1.7	1.6	6.3	1.4	21.4	1.3	30.8

[1]	Percentages calculated on the basis of figures shown.
[2]	Renamed T-Mobile International Holding GmbH.
[3]	T-Mobile Netherlands fully consolidated since Q4 2002, presented on a pro forma basis to facilitate comparison.
[4]	Including Powertel, Inc.
[5]	Including Virgin Mobile.

T-Mobile: Customer data and selected KPIs

The T-Mobile division was once again the growth driver of Deutsche Telekom AG's growth in the second quarter of 2003. The division continued to successfully implement its strategy of quality growth in important markets, with increases in the shares taken by fixed-term contract subscribers. At June 30, 2003, 48 percent of all customers were fixed-term contract subscribers, compared with 44 percent one year previously. The subscriber base of the mobile communications companies of T-Mobile International Holding GmbH combined in the T-Mobile division increased further in the quarter under review, both year-on-year and quarter-on-quarter. Compared with the end of 2002, 2.6 million new additions were recorded in the majority shareholdings, including 1.5 million subscribers in the U.S. and 1.1 million in Europe. Set against the second quarter of 2002, subscriber growth was again in double-digit figures, although the growth rate flattened compared with the first quarter of 2003, due to the high level that has now been reached. T-Mobile further extended its subscriber base, especially in the U.S., where the number of subscribers rose by around 43 percent year-on-year. Subscriber numbers in Europe were up 10 percent year-on-year at June 30, 2003.

For the first time, T-Mobile USA recorded more than 10 million fixed-term contract subscribers at the end of the second quarter of 2003. Of the total 11.4 million customer base at the end of June 2003, more than 88 percent were fixed-term contract subscribers. Compared with the first quarter of 2003, the churn rate in the second quarter remained constant at 3.0 percent per month. Higher usage of voice services and the increased proportion of fixed-term contract subscribers resulted in monthly ARPU rising by USD 3 to USD 50 compared with the previous quarter. The strength of the euro versus the U.S. dollar meant that ARPU expressed in euros remained constant quarter-on-quarter at EUR 446.

[6]	Average revenue per user (ARPU) is used to measure the average monthly services revenues on a subscriber basis. ARPU is calculated as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including the subscribers' roaming revenues and monthly subscription fees, divided by average subscribers for the period. Services revenues exclude revenues from equipment sales and customer activations and revenues from visitor roaming, virtual network operators and other revenues not generated directly by T-Mobile subscribers.

Business developments

T-Mobile Deutschland reconfirmed its position as the leading provider in the German mobile communications market in the second quarter of 2003. More than 53 percent of the 373 thousand net additions were fixed-term contract subscribers. At the end of the second quarter of 2003, the fixed-term contract subscriber segment accounted for a total of 47 percent of the customer base. The monthly churn rate of 1.4 percent was kept constant at the level of the previous quarters. Monthly ARPU in the second quarter of 2003 was EUR 24, slightly lower than in the same period last year, but higher than the figure of EUR 23 in the first quarter of 20036.

In the second quarter of 2003, the number of subscribers at T-Mobile UK rose by 287 thousand compared with the prior quarter, including 60 thousand fixed-term contract subscribers. The percentage of fixed-term contract subscribers remained constant as compared with the end of 2002, at 19.2 percent of the total customer base. At 2.2 percent, the monthly churn rate decreased to the same level as in 2002. As a result of higher usage of voice services and a greater proportion of fixed-term contract subscribers, monthly ARPU increased to GBP 21 in the second quarter of 2003, up from GBP 19 in the previous quarter. Due to currency translation adjustments this corresponded to an increase in euros from EUR 28 to EUR 29. In the second quarter of 2002, monthly ARPU was GBP 186. T-Mobile UK expects, that a further clean up of it's prepaid customer base will take place in the second half of the year 2003.

Following stable development in the number of subscribers in the first quarter, the Austrian subsidiary, T-Mobile Austria, recorded a slight increase in the subscriber base in the second quarter of 2003. Compared with the first quarter of 2003, the percentage of fixed-term contract subscribers improved slightly to 46.4 percent, while the monthly churn rate for fixed-term contract subscribers dropped by 0.2 percentage points to 1.1 percent. Monthly ARPU grew to EUR 31, an increase on the EUR 30 recorded both in the second quarter of 2002 and the first quarter of 20036.

After the rebranding of T-Mobile CZ in May 2003, the Czech subsidiary reported a further slight expansion in its subscriber base in the second quarter of 2003 and again improved its customer structure. Of the 57 thousand new additions, 45 thousand were fixed-term contract subscribers, whose share of the total subscriber base thus grew further to more than 21 percent. Monthly ARPU was stable quarter-on-quarter at EUR 15. Due to exchange rate fluctuations, this was lower than the ARPU figure of EUR 16 achieved in the second quarter of 2002. In the local currency, monthly ARPU increased by approximately one percent to 486 Czech koruna compared with the prior-year period. The churn rate fell slightly quarter-on-quarter to 1.1 percent6.

The development of T-Mobile Netherlands was very satisfactory in the second quarter of 2003. In the quarter under review, this subsidiary attracted 65 thousand new customers quarter-on-quarter and maintained the aggregate share of fixed-term contract subscribers at 47 percent. The increase in monthly ARPU deserves special mention: it improved by EUR 5 quarter-on-quarter to more than EUR 39 in the second quarter of 2003 – the main reason for this was the increased use of voice services. This makes monthly ARPU in the Netherlands for fixed-term contract subscribers the highest of all European T-Mobile subsidiaries6.

[6]	Average revenue per user (ARPU) is used to measure the average monthly services revenues on a subscriber basis. ARPU is calculated as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including the subscribers' roaming revenues and monthly subscription fees, divided by average subscribers for the period. Services revenues exclude revenues from equipment sales and customer activations and revenues from visitor roaming, virtual network operators and other revenues not generated directly by T-Mobile subscribers.

Business developments

T-Mobile: Development of operations

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002[8] millions of €
Total revenue	5,310	5,557	4,675	18.9	10,867	9,140	18.9	19,735 [4]
of which: T-Mobile Deutschland[1]	1,995	2,094	1,925	8.8	4,089	3,721	9.9	7,801
of which: T-Mobile USA[1]	1,682	1,767	1,439	22.8	3,449	2,796	23.4	6,138
of which: T-Mobile UK1	1,036	1,060	929	14.1	2,096	1,849	13.4	3,997
of which: T-Mobile Austria[1]	273	259	243	6.6	532	497	7.0	1,034
of which: T-Mobile CZ (RadioMobil)[1]	180	189	162	16.7	369	325	13.5	705
of which: T-Mobile Netherlands (Ben)[1]	182	219	n.a.	n.a.	401	n.a.	n.a.	162 [4]
Results from ordinary business activities[6]	(77)	475	(682)	n.a.	398	(1,543)	n.a.	(23,754)
Financial income/(expense), net	(302)	(290)	(278)	(4.3)	(592)	(600)	1.3	(1,432)
Depreciation and amortization	(1,264)	(1,295)	(1,730)	25.1	(2,559)	(3,459)	26.0	(27,285)
Other taxes	(25)	(28)	(22)	(27.3)	(53)	(43)	(23.3)	(75)
EBITDA[2]	1,514	2,088	1,348	54.9	3,602	2,559	40.8	5,038
Special factors affecting EBITDA[2]	0	345 [5]	0	n.a.	345 [5]	0	n.a.	0
Adjusted EBITDA[2]	1,514	1,743	1,348	29.3	3,257	2,559	27.3	5,038
Adjusted EBITDA margin (%)[2]	28.5	31.4	28.8		30.0	28.0		25.5

Investments in property, plant and equipment and intangible assets[7]	(434)	(556)	(746)	25.5	(990)	(1,261)	21.5	(3,484)

Number of employees[3]	41,626	40,986	38,143	7.5	41,306	37,957	8.8	38,943

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH. mainly T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd.,
T-Mobile USA Inc., Powertel Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V., as well as minority shareholdings in Russia (MTS) and Poland (PTC).
[1]	These amounts relate to the companies' respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at division level.
[2]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, financial income/(expense), net, amortization, and depreciation. Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom's senior management in order to measure Deutsche Telekom's operating activities and the performance of the individual divisions and the Group as a whole. EBITDA is not a measure determined in accordance with GAAP. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation to pro forma figures".
[3]	Average number of employees.
[4]	T-Mobile Netherlands 2002 figures include three months only.
[5]	Sale of MTS shares (EUR 352 million), and adjustment of the discount rate applied to pension accruals (EUR -7 million); for a detailed explanation, please refer to the chapter on "Reconciliation to pro forma figures" of Deutsche Telekom's 2002 Annual Report (starting on page 110).
[6]	Different from amount reported in the previous year due to a change to cost-of-sales accounting.
[7]	Excluding goodwill.
[8]	For a more detailed explanation, please refer to Deutsche Telekom Annual Report 2002 "Reconciliation of pro forma figures."

Business developments

T-Mobile: Total revenue

As in the first quarter of 2003, the significant year-on-year improvement in the T-Mobile division's total revenue in both the second quarter and the first half of 2003 was due to the substantial increase in the number of subscribers, and to higher revenue per customer. In addition, the first-time consolidation of T-Mobile Netherlands has had a positive effect since the fourth quarter of 2002. Excluding revenue from T-Mobile Netherlands, revenue increased by 14.2 percent in the second quarter of 2003, compared with the same period last year. Revenue growth at T-Mobile Deutschland1 was driven primarily by an increased customer base, as was the increase in revenue at T-Mobile USA1. Measured in local currency, revenue at T-Mobile USA increased by more than 52 percent year-on-year, although currency translation adjustments reduced the level of revenue when translated into euros. The improvement in revenue at T-Mobile UK is attributable to both higher monthly ARPU and the enlarged subscriber base. Foreign currency translation effects also countered this development. Measured in local currency, revenue increased by almost 27 percent in the UK compared with the second quarter of 2002.

With the sale of around 15 percent of the shares of Russian mobile communications operator MTS, the T-Mobile division recognized a gain of EUR 352 million in the second quarter of 2003. This amount had a positive effect on both the results from ordinary business activities and EBITDA2. T-Mobile now has a 25.1 percent stake in MTS.

T-Mobile: Results from ordinary business activities

The substantial improvement in the results from ordinary business activities in the second quarter of 2003, both year-on-year and quarter-on quarter, was due primarily to tangible economies of scale and synergy effects, in addition to the sale of part of the stake in MTS. Even after elimination of special factors, the results from ordinary business activities in the quarter under review developed very positively to EUR 130 million. In addition to the good operating development, lower write-downs and amortization of goodwill and licenses significantly improved the year-on-year comparison. Efficiency gains are also reflected in the lower cost of sales ratio, and in the lower proportion of general and administrative costs compared with the second quarter of the prior year.

Business developments

T-Mobile EBITDA

The T-Mobile division's EBITDA2 in the second quarter of 2003 increased substantially year-on-year and quarter-on-quarter. The increase compared with the prior-year quarter was attributable to the quality growth in the number of new subscribers, combined with economies of scale and synergy effects. The EBITDA margin2 rose to 37.6 percent in the second quarter of 2003. Adjusted for the sale of the MTS shares and the modified discount rate applied to pension accruals (EUR -7 million), adjusted EBITDA2 was EUR 3,257 million in the first six months and EUR 1,743 million in the second quarter of 2003, resulting in an adjusted EBITDA margin2 of 30.0 percent for the first half and 31.4 percent for the second quarter of this year. In turn, this represents an increase of 2.6 percentage points compared with the second quarter of 2002. At EUR 443 million, T-Mobile USA1 pushed EBITDA2 to a record level, improving its EBITDA margin2 to over 25 percent. Expressed in USD, EBITDA2 more than tripled compared with the second quarter of 2002. As a result of offsetting currency translation adjustments, the increase expressed in euros only amounted to 150 percent. With EBITDA2 of EUR 1.3 billion, T-Mobile's European shareholdings achieved their best ever quarterly result. In the second quarter of 2003, as in the previous quarters, T-Mobile Deutschland1 contributed the largest share to EBITDA2 with EUR 874 million. T-Mobile Netherlands1 recorded a considerable improvement in EBITDA2 in the second quarter of 2003. Although its EBITDA2 was still negative in the first quarter of this year at EUR -27 million, this subsidiary recorded a positive EBITDA2 of EUR 33 million in the second quarter. T-Mobile UK1 also increased its EBITDA2 year-on-year in the second quarter to EUR 267 million; expressed in local currency, the EBITDA increase was 25 percent. Furthermore, contributions to EBITDA2 from the subsidiaries in Austria1 and the Czech Republic1 amounted to EUR 74 million and EUR 84 million respectively.

Despite the continued business growth, T-Mobile succeeded in slightly cutting the average number of employees compared with the first quarter of 2003. Compared with June 30, 2002, organic business expansion and the first-time consolidation of T-Mobile Netherlands resulted in growth of 9 percent.

Business developments

	June 30, 2003[1]	March 31, 2003[1]	Change June 30, 2003/ March 31, 2003%[4]	Dec. 31, 2002[1]	Change June 30, 2003 Dec. 31, 2002%[4]	June 30, 2002[1]	Change June 30, 2003/ June 30, 2002%[4]
Systems integration
Hours billed (millions)	5.7	2.9		11.3		5.6	0.5
Utilization rate (%)[2]	66.5	67.0		65.2		64.2
Computing services
Capacity of processors (MIPS)[3]	98,095	95,406	2.8	92,968	5.5	86,931	12.8
Number of servers managed and serviced	28,279	27,805	1.7	27,409	3.2	27,100	4.4
Mainframe utilization (%)	95.0	95.0		95.0		95.0
Desktop services
Number of workstations managed and serviced (millions)	1.4	1.4	1.8	1.2	16.6	1.2	20.0
Proportion of support activities, Germany (%)	61.5	61.1		58.1		57.2
Proportion of retail, Germany (%)	38.5	38.9		41.9		42.8

[1]	Calculated and rounded on the basis of the figures shown.
[2]	Ratio of average number of hours billed to maximum possible hours billed per period.
[3]	Million instructions per second.
[4]	Calculated on the basis of precise figures.

T-Systems: Customer data and selected KPIs

In the second quarter of 2003, the T-Systems division drove forward its program to increase efficiency and create a stronger focus. The total volume of the business operations during the quarter under review remained at the low level recorded in previous quarters due to the stagnation in the overall economic environment during the first half of 2003, IT services providers being among the hardest hit. The subdued business development of T-Systems' IT unit in the second quarter of 2003 compared with the first three months of the current financial year mirrors the general downward trend in business as well as increasing competitive pressure within the sector. Nevertheless, the IT unit's three segments – Computing Services (CS), Systems Integration (SI) and Desktop Services (DS) – all succeeded in increasing their order intake compared with the first six months of 2002. The proportion of support and service activities in the desktop business in Germany increased year-on-year as planned. In the CS segment, computing center capacity as of June 30, 2003 was also significantly higher than at the end of June 2002. Capacity utilization in the SI segment also increased compared with the June 30, 2002 balance sheet date.

A further encouraging aspect is that the slow improvement in business development for the Telecommunications unit gained momentum during the second quarter of 2003, continuing the trend which had begun to emerge in the first quarter. In its International Carrier Sales and Service activities, the T-Systems division benefited from the rising demands for quality and creditworthiness which customers are placing on suppliers. Prices are also beginning to stabilize following extensive market consolidation. In both its national and international Network Services activities, T-Systems has achieved a leap forward in technology thanks to the widespread introduction of MPLS – Multi Protocol Label Switching – enabling the introduction of service level agreements and thus a higher level of service quality for the customer. For example, in the second quarter of 2003 T-Systems gained large numbers of

Business developments

new customers who have outsourced their entire network to the company. For a whole range of these projects, the customer's voice and data communications systems, as well as the entire telecommunications infrastructure, were replaced by a network solution from T-Systems.

T-Systems:   Development of operations

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002[3] millions of €	Change %	H1 2003 millions of €	H1 2002[3] millions of €	Change %	FY 2002[3] millions of €
Total revenue	2,560	2,567	2,588	(0.8)	5,127	5,079	0.9	10,489
Results from ordinary business activities[4]	(18)	(71)	(438)	83.8	(89)	(540)	83.5	(1,990)
Financial income/ (expense), net	(18)	(6)	(33)	81.8	(24)	(35)	31.4	(118)
Depreciation and amortization	(367)	(380)	(654)	41.9	(747)	(1,010)	26.0	(2,616)
Other taxes	(1)	(4)	(2)	(100.0)	(5)	(4)	(25.0)	(9)
EBITDA[1]	368	319	251	27.1	687	509	35.0	753
Special factors affecting EBITDA[1]	82	(18)	0	n.a.	64	0	n.a.	(398)
Adjusted EBITDA[1]	286	337	251	34.3	623	509	22.4	1,151
Adjusted EBITDA margin (%)[1]	11.2	13.1	9.7		12.2	10.0		11.0

Investments in property, plant and equipment and intangible assets[5]	(124)	(136)	(146)	6.8	(260)	(362)	28.2	811

Number of employees[2]	43,327	42,305	43,223	(2.1)	42,816	43,454	(1.5)	43,482

[1]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, financial income/(expense), net, amortization, and depreciation. Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom's senior management in order to measure Deutsche Telekom's operating activities and the performance of the individual divisions and the Group as a whole. EBITDA is not a measure determined in accordance with GAAP. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation to pro forma figures".
[2]	Average number of employees.
[3]	For a more detailed explanation, please refer to Deutsche Telekom Annual Report 2002 "Reconciliation of pro forma figures."
[4]	Different from amount reported in the previous year due to a change to cost-of-sales accounting.
[5]	Investments in property, plant and equipment and intangible assets excluding goodwill.

T-Systems:    Total revenue

Total second-quarter revenue at T-Systems increased slightly as against the first quarter of 2003, but marginally lower than the figure for the same period last year. The total revenue generated by this division during the first six months of the current financial year increased slightly compared with the first half of 2002. This increase is exclusively due to the 6-percent revenue growth in the Telecommunications unit, whereas overall revenue from the IT unit in the first six months was down 3 percent compared with the same period last year. Total revenue at SI for the first six months declined by 5 percent year-on-year, while revenue at DS

Business developments

fell 7 percent. In contrast, the CS service line was able to maintain an almost constant level of revenue compared with the first half of 2002. Because of the reorganized supply and service structures between T-Systems, T-Com and T-Mobile introduced on January 1, 2003, the prior-period comparative revenue figures reported for
T-Systems have been adjusted. The new structure relates to all revenue from standard products. This revenue was previously allocated to T-Systems, and is now reported at the providing divisions T-Com and T-Mobile under the new arrangements.

In the second quarter of 2003, three special factors in the T-Systems division affected EBITDA and the results from ordinary business activities. The adjustment of the discount rate applied to pension accruals depressed earnings by EUR 22 million, while the divestiture of parts of SIRIS generated gains of approximately the same amount. The sale of Multilink generated a book loss of EUR 16 million. These special factors had a negative effect totaling EUR 18 million on EBITDA and the result from ordinary business activities in the second quarter of 2003.

T-Systems:    Results from ordinary business activities

Although results from ordinary business activities in the second quarter of 2003 failed to match the very high figure in the first quarter occasioned by the income from the disposal of Telecash, a substantial year-on-year improvement was recorded despite the very muted revenue development. A comparison of the first six months of 2003 with the same period in the previous year also shows a substantial improvement, which is also substatial even if the net special factors from the first half of 2003 (the income from the sale of Telecash amounted to EUR 82 million in the first quarter) are eliminated.

T-Systems:    EBITDA

The strong second-quarter development of EBITDA was primarily marked by an appreciable, accelerated decline in operational costs, particularly selling costs. In both the second quarter and the first half year as a whole, these expenses decreased by a double-digit figure compared with the respective periods of the previous year. The second quarter of 2003 also saw a reduction in general and administrative costs and in the cost of sales as against the same period in 2002. Where EBITDA in the first quarter of 2003 was boosted by the income from the sale of Telecash, second-quarter EBITDA was negatively affected by the above-mentioned special factors. Nevertheless, T-System's EBITDA in both the second quarter and the entire first half of 2003 was substantially higher than in the previous year as a consequence of the program to increase efficiency.

T-Systems:    Adjusted EBITDA

The quarter-on-quarter and year-on-year improvement in adjusted EBITDA clearly highlights the progress made in implementing the cost-cutting measures in sales as well as in general and administrative costs and the cost of sales. Telecommunications is the main driver behind the first-half EBITDA growth, but EBITDA in Desktop Services and Computing Services was also up on last year. Cost streamlining at SI was unable to completely offset the decline in revenue, however.

T-Systems had a total of 41,920 employees at the end of June, 1,372 fewer than at the end of 2002. This is mainly due to the reassignment of T-Systems Trainings GmbH to Group Headquarters & Shared Services, as well as staff reductions resulting from the sale of Telecash, SIRIS, Multilink and Soleri Iberica. The first-time consolidation of Detecon Consulting España resulted in an increase in employees.

Business developments

	June 30, 2003	March 31, 2003	Change June 30, 2003/ March 31, 2003	Dec. 31, 2002	Change June 30, 2003 Dec. 31, 2002	June 30, 2002	Change June 30, 2003/ June 30, 2002
	millions	millions	%[1]	millions	%[1]	millions	%[1]
T-Online subscribers	12.67	12.47	1.6	12.24	3.5	11.57	9.5
T-Online "Germany"	10.35	10.16	1.9	9.96	3.9	9.46	9.4
Rest of Europe	2.32	2.31	0.4	2.28	1.8	2.11	10.0
DSL subscribers in total	3.22	3.05	5.6	2.80	15.0	2.29	40.6

[1]	Percentages calculated on the basis of figures shown.

T-Online: Customer data and selected KPIs

Business with broadband Internet products was once again T-Online's major growth driver in the second quarter of 2003, both in Germany and the rest of Europe. DSL customers accounted for an impressive 25 percent of the total customer base at June 30, 2003, a year-on-year increase of around five percentage points. At 3.01 million, DSL customers accounted for 29 percent of T-Online Germany's total customers at June 30, 2003. Extremely high growth rates were recorded among T-Online Germany's flat-rate customers, jumping 32.6 percent year-on-year at the end of June. The volume tariffs introduced by T-Online Germany in the fall of 2002 also met with a positive response, with the number of customers rising to 177,000. This represents a 140 percent increase in the number of customers using these volume tariffs in the past six months. The international broadband business also recorded continued growth. With around 210,000 customers at June 30, 2003, the number of broadband customers served by T-Online's international subsidiaries more than doubled from the figure of approximately 100,000 at the same time in the prior year. The Spanish subsidiary Ya.com again reported very high growth rates in its broadband business in the second quarter of 2003. Year-on-year ADSL customer growth at Ya.com was 136 percent.

An encouraging sign is that the average time spent online by customers in the second quarter of 2003 decreased only minimally as compared with the very high figures for the first quarter of 2003. In T-Online Germany's access business, the number of online minutes per customer and month was 3,240 at June 30, 2003. This represents a year-on-year increase of 54.7 percent. At 3,248 online minutes per customer and month, the first quarter of 2003 was clearly marked by the increased demand for information by customers, fuelled by the geopolitical situation, but the sustained high levels at the end of the first six months of 2003 indicate that increasingly close customer relationships are resulting in a longer overall time spent online.

One focus of T-Online's business model is on consolidating interactive customer relationships by selectively channeling customers through the T-Online portal environment and its continuously expanding range of attractive offerings. The high acceptance levels of the t-online domain are illustrated by the growth in monthly page impressions, from 419 million in the second quarter of 2002 to 554 million in the second quarter of 2003 (source: German Audit Bureau of Circulations = IVW). This has propelled T-Online into the top 20 general interest portals surveyed by IVW-Online. In response to the growing customer willingness to pay for Internet content,
T-Online's paid content product offering was further expanded in the second quarter. Services also recorded positive development in the quarter under review. The T-Online software version 5.0 presented at this year's CeBIT was installed by almost 1.5 million customers in the first three months since its launch (April to June 2003), and an average of 13,000 new installations are being added daily.

Business developments

T-Online: Development of operations

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Total revenue	445	449	372	20.7	894	738	21.1	1,584
Germany	405	408	336	21.4	813	676	20.3	1,444
Rest of Europe	40	41	36	13.9	81	62	30.6	140
Results from ordinary business activities[3]	2	21	(56)	n.a.	23	(149)	n.a.	(471)
Financial income/ (expense), net	29	25	22	13.6	54	46	17.4	(137)
Depreciation and amortization	(102)	(105)	(105)	n.a.	(207)	(208)	0.5	(435)
Other taxes	0	0	(2)	n.a.	0	(2)	n.a.	(2)
EBITDA[1]	75	101	29	n.a.	176	15	n.a.	103
Special factors affecting EBITDA[1]	0	25 [6]	27 [5]	(7.4)	25 [6]	27 [5]	(7.4)	27 [5]
Adjusted EBITDA[1]	75	76	2	n.a.	151	(12)	n.a.	76
Adjusted EBITDA margin (%)[1]	16.9	16.9	0.5		16.9	(1.6)		4.8

Investments in property, plant and equipment and intangible assets[4]	(8)	(10)	(16)	37.5	(18)	(37)	51.4	(101)

Number of employees[2]	2,633	2,655	2,458	8.0	2,644	2,475	6.8	2,536

Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRS.
[1]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, financial income/(expense), net, amortization, and depreciation. Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom's senior management in order to measure Deutsche Telekom's operating activities and the performance of the individual divisions and the Group as a whole. EBITDA is not a measure determined in accordance with GAAP. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation to pro forma figures".
[2]	Average number of employees, excluding DeTeMedien.
[3]	Different from amount reported in the previous year due to a change to cost-of-sales accounting.
[4]	Excluding goodwill.
[5]	T-Motion book gain.
[6]	t-info book gain minus recognition of additional minimum liability (AML).

Business developments

T-Online: Total revenue

In the second quarter of the 2003 financial year, the T-Online division again recorded a further substantial increase in total revenue. The second quarter saw slight growth compared with the high total revenue reported in the first quarter. This development is particularly encouraging because the geopolitical situation in the first quarter boosted customer demand for information, resulting in greater Internet usage, while the underlying trends in the Internet media market resurfaced more tangibly in the second quarter. The continued growth in the number of broadband customers was the most significant factor driving the growth in T-Online's total revenue in the second quarter, compared with both the second quarter and first half of the previous year. All amounts and disclosures relating to the operational development of the T-Online division for 2002 are presented without the figures for DeTeMedien, which has been transferred to the T-Com division since January 1, 2003.

T-Online: Results from ordinary business activities

As in the first quarter, the tangible year-on-year increase in results from ordinary business activities in the second quarter of 2003 is primarily a result of the economies of scale achieved through customer growth in high-quality price segments, and the systematic management of network capacities over the course of the day. As a result of these economies of scale, the cost of sales grew at a significantly lower rate overall than revenue in both the second quarter and the first six months of 2003. Despite the double-digit year-on-year revenue growth, selling costs also remained more or less unchanged in the second quarter of 2003, both quarter-on-quarter and year-on-year.

T-Online: EBITDA

Second quarter 2003 EBITDA included a gain of EUR 26 million from the sale of t-info GmbH to DeTeMedien, minus EUR 1 million for the recognition of an AML, while second quarter 2002 EBITDA contained a gain of EUR 27 million from the sale of T-Motion plc. to T-Mobile. The EBITDA reported for the T-Online division after adjustment for these factors recorded a substantial improvement in the second quarter of 2003, both quarter-on-quarter and year-on-year. The improvement of the division's operating profitability is being driven by the positive EBITDA at T-Online "Germany", which rose to EUR 111 million in the second quarter of 2003, compared with EUR 51 million in the same period the previous year. With a negative EBITDA of EUR 10 million in the second quarter of 2003, the foreign subsidiaries combined under "Rest of Europe" also recorded a substantial improvement from the negative EBITDA of EUR 22 million in the second quarter of 2002.

The average number of employees rose slightly in the second quarter of 2003 as a consequence of T-Online's business expansion. An increase of 188 in T-Online "Germany's" headcount since the beginning of the year was slightly offset by a reduction of 80 in the number of employees reported in the "Rest of Europe" segment.

Business developments

Group Headquarters & Shared Services.

[1]	As well as other subsidiaries excluding Shared Services such as: Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V., T-Venture Holding GmbH.
[2]	Real Estate: Deutsche Telekom Immobilien und Service GmbH (DeTe Immobilien), DFMG Deutsche Funkturm GmbH, Generalmietgesellschaft mbH (GMG) and Sireo Real Estate Asset Management GmbH (Sireo).
[3]	Primarily: Group Auditing, Deutsche Telekom Training GmbH, Human Resources Management, Organizational Development and Consulting, Leipzig College, Group Security, Financial Statements and Accounting, SolvenTec GmbH, SAF GmbH, DeTeAssekuranz GmbH.

The reorganization of Deutsche Telekom to create a virtual Strategic Management Holding (SMH) was completed, both in terms of organization and staffing, in the first half of 2003. As part of the reorganization, those units that had formerly been subsumed under "Other" have now been renamed "Group Headquarters & Shared Services", in line with the organizational structure and management philosophy that has since been implemented.

Parallel to the implementation of the four-pillar strategy which allows the four divisions to focus on operating tasks, Deutsche Telekom has restructured its Group headquarters, and the central functions located there, into its virtual Strategic Management Holding. Managing the Group headquarters in this way, coupled with a substantial streamlining and decentralization of its organization, is intended to further enhance the competitive strength of all units in the Group.

According to the division of responsibilities between Group headquarters and the operating divisions, the latter assume full responsibility for managing operational business, while Group headquarters is now solely responsible for strategic and cross-divisional management functions. All other operating functions not directly related to the core business of the divisions are now assumed by Shared Services, which includes the PSA, Billing Services, the real estate business and DeTeFleetServices GmbH.

The Personnel Service Agency of Deutsche Telekom, with its nationwide organizational structure, continued to efficiently support the workforce adjustments pursued by Deutsche Telekom in the second quarter of 2003. In the second quarter, around 3,200 employees were transferred to the PSA, in addition to the approximately 5,300 employees assigned to the PSA at the end of the first quarter of 2003. Most employees in the PSA originated from T-Com, and were transferred as part of the division's programs to increase efficiency. Of the total number of employees assigned to the PSA, around 300 are employed in the operational activities of the PSA. As of June 30, 2003, more than 2,200 employees have been reassigned to temporary or permanent new positions since the beginning of the year, including approximately 900 employees in the second quarter alone. More than 800 of the reassigned em-

Business developments

ployees have been able to find permanent new jobs and have since left the PSA, including around 600 employees in the second quarter of 2003. During the first half of the year, around 1,300 employees were reassigned to internal temporary positions and another approximately 100 employees to external temporary positions.

In pursuit of the monetization strategy, additional real estate assets were sold in the second quarter of 2003, generating cash inflows of EUR 0.1 billion from real estate sales. Thus, the total cash inflows from real estate sales in the first half of 2003 amounted to approximately EUR 0.3 billion, a large portion of which resulted from sale agreements that were concluded already in 2002.

Group Headquarters & Shared Services: Development of operations

	Second quarter of 2003				First half of 2003
	Q1 2003 millions of €	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002[5] millions of €
Total revenue	1,093	1,071	966	10.9	2,164	1,923	12.5	4,411
Results from ordinary business activities[3,4]	(826)	(626)	(1,494)	58.1	(1,452)	(2,731)	46.8	(4,690)
Financial income/ (expense), net[4]	(679)	(469)	(743)	36.9	(1,148)	(1,704)	32.6	(3,603)
Depreciation and amortization	(286)	(213)	(407)	47.7	(499)	(640)	22.0	(1,298)
Other taxes	(13)	(16)	(3)	n.a.	(29)	(18)	(61.1)	(236)
EBITDA[1]	152	72	(341)	n.a.	224	(369)	n.a.	447
Special factors affecting EBITDA[1]	162	82	(198)	n.a.	244	(198)	n.a.	417
Adjusted EBITDA[1]	(10)	(10)	(143)	93.0	(20)	(171)	88.3	30
Adjusted EBITDA margin (%)[1]	(0.9)	(0.9)	(14.8)		(0.9)	(8.9)		0.7

Number of employees[2]	21,643	23,698	17,728	33.7	22,671	17,811	27.3	17,870

[1]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, financial income/(expense), net, amortization, and depreciation. Deutsche Telekom considers EBITDA to be a measure of the development of its operating activities before the effect of start-up costs for the development of new business areas and markets that are not matched by any relevant income. As such, EBITDA is an important indicator used by Deutsche Telekom's senior management in order to measure Deutsche Telekom's operating activities and the performance of the individual divisions and the Group as a whole. EBITDA is not a measure determined in accordance with GAAP. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under "Reconciliation to pro forma figures".
[2]	Average number of employees.
[3]	Different from amount reported in the previous year due to the change to cost-of-sales accounting.
[4]	For a detailed explanation, please refer to the chapter on "Reconciliation to pro forma figures".
[5]	For a more detailed explanation, please refer to Deutsche Telekom Annual Report 2002 "Reconciliation of pro forma figures."

Business developments

Group Headquarters & Shared Services: Total revenue

The revenue from the activities of Group Headquarters & Shared Services in the first half of 2003 was strongly influenced by the baseline effects of organizational changes in prior periods. Since the formation of DeTeFleetServices GmbH on July 1, 2002, the services rendered by this cross-divisional vehicle fleet management entity have been recognized as revenue, and therefore no prior-year figures yet exist for the revenue generated in this segment in the first six months of 2003. Furthermore, the spin-off of the operational business of T-Mobile Deutschland's antenna support portfolio to Deutsche Funkturm GmbH (DFMG) in the fourth quarter of 2002 also led to a revenue contribution in the first half of 2003.

Group Headquarters & Shared Services: Results from ordinary business activities

Compared with the first half of 2002, the results from ordinary business activities improved substantially in the six-month period under review. This improvement was due primarily to the non-recurrence of the valuation adjustment and book losses on the sale of France Telecom shares totaling EUR 613 million in the first half of 2002 which resulted in a decrease in financial expense. Furthermore, book gains totaling EUR 140 million were recognized on the sale of shares in Eutelsat S.A., Paris, (EUR 65 million), the shares in the UMC (Ukrainian Mobile Communications) joint venture, Kiev, (EUR 54 million) and Celcom Sdn. Bhd., Kuala Lumpur, (EUR 20 million). Transfer payments of EUR 131 million received from T-Com for staff transferred to the PSA also contributed to the improved results. A valuation adjustment for pension accruals (AML) in the second quarter of 2003 had a negative impact of EUR 26 million on results from ordinary business activities.

Group Headquarters & Shared Services: EBITDA
Group Headquarters & Shared Services: Adjusted EBITDA

Compared with the prior-year figures, EBITDA reported for the first six months of 2003 and the second quarter of 2003 improved mainly as a result of the above-mentioned income from the sale of investments and the transfer payments to PSA. In the first half of 2002, most of the special factors were related to the book losses and writedowns related to the sale of the France Telecom shares. The positive development of adjusted EBITDA in the second quarter of 2003 and the first six months of 2003 compared with the respective prior-year periods resulted mainly from the non-recurrence of the necessity to recognize losses on accounts receivable and provisions for doubtful accounts in the current financial year, and from lower rebranding expenses. This was offset, among other things, by personnel costs and associated expenses for goods and services purchased for the PSA in the amount of EUR 176 million, in line with the higher number of employees assigned to the PSA. Adjusted EBITDA for the second quarter of 2003 was nearly unchanged from the first quarter of 2003. This development resulted from the successful cost control efforts, among other things, but it also reflects the trend of generally higher personnel costs related to the higher number of employees in the PSA.

As of June 30, 2003, the number of employees was 22,671. The increase compared with the prior-year period was due primarily to the reassignment of employees of the divisions to the PSA.

Business developments

Outlook.

Significant events after the balance sheet date (June 30, 2003).

Deutsche Telekom issues 2 billion U.S. dollar bond.

•	On July 15, 2003 Deutsche Telekom AG issued a bond in the principal amount of USD 2 billion via its Netherlands-based financing subsidiary Deutsche Telekom International Finance N.V. The bond was placed in two tranches: a ten-year tranche with a volume of USD 1.25 billion and a five-year tranche with a volume of USD 750 million. The ten-year tranche, which matures on July 22, 2013, has a coupon of 5.25 percent and and was offered to investors at a spread of 1.35 percent over 10-year U.S. government bonds. The five-year tranche, which matures on July 22, 2008, has a coupon of 3.875 percent and was offered at a spread of 1.1 percent over five-year U.S. government bonds. The initial yield to investors is 3.93 percent for the five-year bond and 5.35 percent for the ten-year bond. Orders placed for the bond totaled over USD 10 billion, making it over-subscribed many times.

Regulatory Authority approves T-Com rates proposal.

•	The Regulatory Authority for Telecommunications and Post (RegTP) has approved Deutsche Telekom's proposal to increase the rates for analog lines from September 1, 2003. As a result, the monthly charge for an analog line will increase by approximately EUR 1.94 to EUR 15.66. This price increase is Deutsche Telekom's response to the European Commission's decision that Deutsche Telekom must narrow the alleged cost/price differential between line rentals charged to end-customers and subscriber lines offered as an upstream product. In anticipation of a price cap, Deutsche Telekom will lower the standard charge for local City calls by 6.5 percent on average. The aim of these measures is to improve T-Com's competitive position.
•	In a further step, T-Com has filed an application with the Regulatory Authority to introduce innovative rate options. The introduction of a so-called budget rate, which gives customers a certain volume of call minutes free of charge in exchange for a higher monthly charge, is intended to round off the existing set of tariffs. The United Kingdom market has shown that customers are very interested in these tariff options. Furthermore, the current AktivPlus xxl option, which allows customers to make telephone calls for free on Sundays in exchange for a higher monthly charge, is to be extended to include Saturdays. The Regulatory Authority has not made any decision concerning the approval of these tariffs.
•	In April 2003 the Regulatory Authority approved the proposal to charge a contribution to access costs of EUR 0.004 per call minute for the Telekom-B.2 (local) service. On June 27, 2003, the Cologne Administrative Court issued temporary injunctions in favor of two of Deutsche Telekom's competitors, suspending the introduction of the access cost contribution until the matter is resolved in a full hearing. Deutsche Telekom had appealed this ruling to the Münster Higher Administrative Court.

Business developments

EU approves cooperation between T-Mobile Deutschland and O2 for use of the UMTS network by O2 customers.

•	Deutsche Telekom welcomes the decision by the European Commission to approve cooperation, whereby customers of O2 Germany may use the UMTS network of T-Mobile Deutschland. This allows O2 customers to share use of the T-Mobile UMTS network. The European Commission had previously approved cooperation for the shared usage of the UMTS networks of T-Mobile UK and O2 in the UK at the end of April.

Deutsche Telekom fixed-network division T-Com now with its own brand identity.

•	T-Com has had its own brand identity as a pillar of the Group in internal and external communication since August 1. 2003. Deutsche Telekom has taken this step to underscore the particular significance of its fixed-network business. T-Com will further expand and bolster its market position based on the current trend towards broadband communication using T-DSL technology. Innovative products such as W-LAN will play a central role in this development. Broadband communication is the foundation for a whole new dimension of multimedia services. In response to this trend, the new T-Com brand represents innovation, customer-oriented services, and the high level of reliability associated with the Deutsche Telekom Group.

Issuance of a convertible bond for T-Shares by KfW.

•	Deutsche Telekom welcomes the decision of Kreditanstalt für Wiederaufbau (KfW) to issue a convertible bond to refinance part of the T-Shares it holds. The transaction, which is designed to avoid unnecessary strain on the price of the T-Shares, will at the same time meet the financing requirements of KfW and Deutsche Telekom's main shareholder, the Federal Republic of Germany.

Deutsche Telekom confirms net carrying amount of T-Mobile UK following regulatory decision.

•	Deutsche Telekom tested T-Mobile UK for possible goodwill impairment in accordance with U.S. GAAP in response to a regulatory decision in the UK on termination charges for calls to mobile networks. This test confirmed the net carrying amount of T-Mobile UK.

Business developments

Toll system to be launched in the fall.

•	DaimlerChrysler Services, Deutsche Telekom, and Compagnie Financiere et Industrielle des Autoroute S.A. ("Cofiroute"), have signed a contractual agreement with the German government for the development and operation of a truck toll collection system for motorways. The consortium prepares for a system start on 31 August 2003. An introductory phase is likely to follow during which toll will not be collected. DaimlerChrysler Services and Deutsche Telekom each represent 45 percent of the consortium, with Cofiroute taking the remaining 10 percent. The partners guarantee successful operation of the system for the first year and an equity ratio of the joint venture of 20 percent or 15 percent respectively in subsequent years, and will receive in turn a fee based on cost and business risk. If the system is not operated in accordance with the agreed requirements, the fee will be reduced and contractual penalties may be payable by the joint venture to the Federal government. Additionally liability for damages may apply under the general law of contracts.

Business developments

Development of revenue and income1.

Revenue growth, growing foreign contribution

Deutsche Telekom expects net revenue to grow further in 2003 as compared with the previous year, with the mobile communications sector acting as the main catalyst. The share of the Group's total revenue generated outside Germany will increase further due to the growth of its foreign shareholdings, as well as to the first-time full-year consolidation of its Dutch mobile communications subsidiary T-Mobile Netherlands (formerly Ben).

EBITDA

Deutsche Telekom's efforts are directed at further improving operating results for the Group as a whole. T-Com will achieve this by improving costs and consolidating its market position. In the T-Mobile and T-Online divisions, the emphasis will be on economies of scale, and at T-Systems, on substantial cost savings in all areas. A large number of projects that were implemented as part of the Triple-E program are aimed at lifting profitability in all divisions. The reorientation of the PSA may lead to shifts, mainly between the T-Com and Group Headquarters & Shared Services divisions.

Financial income/(expense), net

A slight year-on-year improvement in net interest expense is expected for the 2003 financial year. Net interest expense is driven primarily by the change in gross debt (as defined in "Reconciliation to pro forma figures") and most principal repayments will be made in the fourth quarter of 2003.

Net income/(loss)

Deutsche Telekom believes that the improvement in EBITDA planned for the 2003 financial year and year-on-year reduction in depreciation and amortization will lift net income into positive territory. It should be noted that the tax liability may rise in the second half of the year.

Net debt

Significant measures have already been implemented to consistently reduce net debt (as defined in "Reconciliation to pro forma figures").

[1]	Deutsche Telekom can give no assurance that the revenue and income actually generated for 2003 will be in line with its forecasts. Certain aspects of the Group's planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors which might influence Deutsche Telekom's ability to achieve its objectives, please refer to the "Forward-looking statements" and "Risk factors" sections in the Annual Report on Form 20-F and the "Disclaimer" at the end of this report.

Business developments

T-Com

T-Com expects revenue to decline in 2003. Additional effects on total revenue are expected in the remainder of this year from further regulation of the telecommunications market. In addition, the unfavorable economic environment and the deconsolidation of the cable businesses will impact revenue growth. The cost-saving measures already implemented in the first half of the year as part of the Triple-E program are aimed at stabilizing EBITDA at the previous year's level.

T-Mobile

From a current perspective, the T-Mobile division expects significant total revenue growth for the entire 2003 financial year. The first-time full-year consolidation of T-Mobile's subsidiary in the Netherlands will further increase total revenue. Two of T-Mobile's core strategic objectives for 2003 are to further increase the share of total revenue attributable to high-quality segment of fixed-term contract subscribers, and to maintain high growth rates for new customers, particularly in the U.S. Based on these plans, EBITDA growth is likely to exceed total revenue growth. The further variability in USD and GBP exchange rates may significantly affect the revenue and earnings of the T-Mobile division.

T-Systems

The T-Systems division expects total revenue growth to remain restrained in the entire 2003 financial year. Despite the general difficult operating environment, the optimization of the organizational structures following the merger of the IT and telecommunications activities implemented in 2002, coupled with several efficiency enhancement projects, are likely to see earnings improve at T-Systems in the 2003 financial year. The total revenue and EBITDA of the T-Systems division will be affected by the deconsolidation of Telecash GmbH as well as SIRIS S.A. and MultiLink S.A. Based on the strong growth in orders received in the second quarter of this year, T-Systems expects over the course of the 2003 financial year to be able to compensate for the loss of revenue resulting from the sale of the above-mentioned shareholdings.

T-Online

The T-Online division is predicting further year-on-year improvements in total revenue and expects EBITDA growth to exceed revenue growth. These assumptions are based on the forecast sustained growth in the number of Internet users in Western Europe. In addition to a quantitative increase in the number of users, T-Online also expects an increase in the average time spent online by individual Internet users. Economies of scale and process optimization will be the driving factors to increase cost efficiency.

Group Headquarters & Shared Services

The development of "Group Headquarters & Shared Services" will be primarily affected by the successive expansion in the activities of the PSA. The total revenue reported for "Group Headquarters & Shared Services" will be affected throughout 2003 by the activities of DeTeFleet GmbH and by the transfer of the antenna support portfolio into DFMG (Deutsche Funkturm GmbH).

Business developments

Risk situation 1.

•	On the basis of the draft bill now available, the amendment of the Telecommunications Act is likely to impact almost all of the Group's business policy decisions. There are plans to considerably extend regulation, particularly in the area of upstream services, which could entail appreciable risks for Deutsche Telekom.
•	In view of the forthcoming accession of Hungary and the Slovak Republic to the European Union, new legislation is currently being developed in these countries to regulate the telecommunications markets. A new telecommunications act entered into force in Croatia on August 1, 2003. Depending on the nature of the regulations and instruments of regulation, this new act may or will lead to a decrease in prices and market shares of the former monopolists.
•	In addition to call-by-call, the launch of preselection in the local network on July 9, 2003 is also likely to lead to a loss of market share in the extended local call segment.
•	The Regulatory Authority has required Deutsche Telekom to allow competitors access to its telecommunications services at wholesale conditions, to enable them to resell these services under their own brand and for their own account. This means that Deutsche Telekom will have to grant the resellers discounts on its end-customer prices for access and call services. This will generate a lower margin than Deutsche Telekom's end-customer business and therefore reduce the margin. The terms to be offered by Deutsche Telekom to its competitors prohibit any bundling of access and call services. Implementation of this requirement will be governed by technical feasibility, currently estimated at approximately 18 months. Deutsche Telekom intends to file an appeal against this requirement with administrative court.
•	The rating situation improved on the back of a positive outlook issued by Moody's, and Standard & Poor's reiteration of its rating. This has further reduced the risk of higher borrowing costs.
[1]	Please also refer to the disclaimer at the end of this report and the other risk areas identified in the management report at December 31, 2002 and in the Annual Report on Form 20-F. Further details are available in the Six-Month Interim Report on Form 6-K filed with the U.S. Security Exchange Commission (SEC).

Reconciliation to pro forma figures

Reconciliation to pro forma figures.

•	EBITDA, EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, free cash flow, and gross and net debt, are all "pro forma figures".
•	Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute the pro forma figures presented in the entire interim report in the same way, Deutsche Telekom's pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.
•	Pro forma figures should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, financial liabilities, or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA of the divisions and the Group as a whole is derived from the results from ordinary business activities. This measure of earnings before minority interest in income/loss and before income taxes is additionally adjusted for other taxes, net financial expense, and depreciation and amortization. In this definition, net financial expense includes net interest expense, income (loss) related to associated and related companies, and write-downs of financial assets and marketable securities. As it is based on the results from ordinary business activities, this method of computation allows EBITDA to be derived for the divisions and the Group as a whole on the basis of a common, known measure of earnings. It should be noted that Deutsche Telekom's definition of EBITDA may differ from that used by other companies.

Deutsche Telekom considers EBITDA, as defined above, to be a measure of the development of its operating activities before the effect of start-up costs, not matched by any relevant income, for the development of new business areas and markets. As such, EBITDA is an important indicator used by Deutsche Telekom's senior operating decision-makers to manage Deutsche Telekom's operating activities and measure the performance of the individual units.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income (expense), amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and in order to better evaluate and compare developments over several reporting periods. More detailed explanations of the effects of special factors on Group EBITDA and net income/loss are contained in the following section "Special factors".

Reconciliation to pro forma figures

EBITDA margin

In order to compare the EBITDA earnings power of results-oriented units of different sizes, the EBITDA margin is presented in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

•	Deutsche Telekom's net income (loss) and the EBITDA of the Deutsche Telekom Group and of the divisions were affected by a range of special factors in both the period under review and the comparative periods.
•	The underlying concept involves the elimination of special factors that affect ordinary business activities and thus impair the comparability of EBITDA and net income/loss with previous years. The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities or in extraordinary income/loss or tax expense.

The tables under "The divisions" and "Deutsche Telekom at a glance" show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for its divisions from the results from ordinary business activities. The special factors are presented for the period under review, the comparative prior-year period, and for the previous full year.

Special factors affecting EBITDA

Special factors that positively affected EBITDA in the first six months of the 2003 financial year include income of EUR 0.3 billion from the sale of the remaining cable companies in the T-Com division. In conjunction with the sale of the cable business, this income is partly offset by additions to accruals and transaction costs totaling EUR 0.1 billion, which reduced EBITDA in the period under review. Income from the sale of Telecash and SIRIS in the T-System division (EUR 0.1 billion) and from the sale of the stake in Mobile TeleSystems (MTS) (EUR 0.4 billion) in the T-Mobile division also had a positive effect on EBITDA. Additional income of EUR 0.1 billion resulted from the sale of interests in Eutelsat S.A., Ukrainian Mobile Communications (UMC), and Celcom (Malaysia).

In addition to the recognition of an additional minimum liability (AML), the loss on the sale of MultiLink (T-Systems division), and restructuring expenses due to personnel reduction at HT-Hrvatske telekomunikacije (Croatia, T-Com division) totaling EUR 0.3 billion reduced EBITDA in the second quarter of 2003.

By contrast, comparative EBITDA in the first half of 2002 was affected by a book gain (net of foreign currency transaction losses) of EUR 0.2 billion from the sale of the interest in PT Satelindo, and a loss from the sale of the shares in France Telecom (EUR 0.4 billion).

Reconciliation to pro forma figures

In addition, the intragroup transfer of t-info to DeTeMedien (T-Com division) had an EBITDA-neutral effect in the T-Online division in the period under review; in the previous year, there was a gain from the intragroup sale of T-Motion to T-Mobile. An expense at the T-Com division and a gain at Group Headquarters and Shared Services resulting from internal transfer payments for the Personnel Service Agency amounting to EUR 0.1 billion also had a neutral effect in the Group.

Special factors that affected Group EBITDA positively in the full 2002 financial year mainly included a gain of EUR 0.2 billion from the sale of the interest in PT Satelindo in the second quarter, as well as a gain of EUR 0.3 billion from the sale of shares in T-Online. The special factors that reduced EBITDA included restructuring expenses of EUR 0.4 billion in the T-Com and T-Systems divisions and the recognition of an additional minimum liability amounting to a total of EUR 0.2 billion in the fourth quarter.

Special factors not affecting EBITDA

Separate special factors in the form of tax income totaling EUR 0.3 billion, resulting in particular from the change of T-Mobile International AG into a limited partnership (AG & Co. KG) (EUR 0.4 billion), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion) did not affect EBITDA in the period under review. These were offset by tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Kabel Baden-Württemberg and Hesse) amounting to EUR -0.2 billion.

Special factors not affecting EBITDA in the prior-year comparative period amounting to EUR -0.5 billion primarily included valuation adjustments on loans to associated companies of Kabel Deutschland GmbH (EUR -0.3 billion) and on the net carrying amount of the investment in France Telecom (EUR -0.2 billion), as well as write-downs of noncurrent securities (EUR -0.1 billion). The tax effects on the various special factors totaling EUR 0.1 billion were determined on the basis of the corporate income tax rate.

In the 2002 financial year, special factors totaling EUR 19.8 billion had a negative impact on the Group's result. The vast majority of this amount (EUR 19.6 billion) is the result of special factors which had no effect on EBITDA.

Of the EUR 19.8 billion, around EUR 19.0 billion is attributable to special factors resulting from the measures taken in connection with the strategic review which was implemented in the third quarter of 2002. This relates primarily to write-downs of intangible assets (goodwill and licenses) amounting to EUR 21.3 billion. Tax income of EUR 3.0 billion was generated from the reversal of deferred tax liabilities in the 2002 reporting period, in relation to the write-downs of mobile communications licenses held by T-Mobile USA. Furthermore, retroactive amortization of goodwill to be recognized in Deutsche Telekom AG's tax accounts in accordance with a Federal Fiscal Court ruling resulted in positive tax effects for the 2002 financial year, which were in turn a separate special factor affecting the Group's result. The tax effects on the various special factors were also determined on the basis of the corporate income tax rate.

In the 2002 financial year, EUR 23.6 billion of the total special factors negatively affected the Group result, and EUR 3.8 billion had a positive impact.

Reconciliation to pro forma figures

Reconciliation of the statement of income

billions of €	H1 2003	Special factors in in Q1 2003		H1 2003 without special factors	H1 2002		FY 2002	Special factors in FY 2002		FY 2002 without special factors
Net revenue	27.2			27.2	25,8		53.7			53.7
Cost of sales	(15.3)	(0.1	) [1]	(15.2)	(16.1)		(44.5)	(11.8	) [9]	(32.7)
Gross profit/(loss) from sales[14]	11.9	(0.1)		12.0	9.7		9.2	(11.8)		21.0
Expenses	(11.5)	(0.3	) [2]	(11.2)	(11.9	) [5]	(34.2)	(10.3	) [10]	(23.9)
Other operating income	2.6	0.9	[3]	1.7	1.8	[6]	3.9	0.5	[11]	3.4
Operating result[14]	3.0	0.5		2.5	(0.4)		(21.1)	(21.6)		0.5
Financial income/(expense), net	(1.9)			(1.9)	(2.9	) [7]	(6.0)	(1.6	) [12]	(4.4)
Results from ordinary business activities[14]	1.1	0.5		0.6	(3.3)		(27.2)	(23.2)		(3.9)
Income taxes	0.2	0.3	[4]	(0.1)	(0.4	) [8]	2.8	3.4	[13]	(0.6)
Income/(losses) applicable to minority shareholders	(0.2)			(0.2)	(0.2)		(0.3)			(0.3)
Net income/(loss) effect of special factors[14]	1.1	0.8		0.3	(3.9)		(24.6)	(19.8)		(4.8)

Results from ordinary business activities[14]	1.1	0.5		0.6	(3.3	) [5,6,7]	(27.2)	(23.2)		(3.9)
Financial income/(expense), net	(1.9)			(1.9)	(2.9	) [7]	(6.0)	(1.6)		(4.4)
Depreciation and amortization	(6.5)			(6.5)	(7.9)		(36.9)	(21.4)		(15.5)
Other taxes	(0.1)			(0.1)	(0.1)		(0.3)			(0.3)

EBITDA[14]	9.6	0.5		9.1	7.6	[5,6]	16.1	(0.2)		16.3
EBITDA margin (%)[14]	35.3			33.3	29.4		30.0			30.4

Reconciliation to pro forma figures

Special factors for the first half of 2003:

[1]	Recognition of an additional minimum liability (AML) (T-Com, T-Systems, T-Mobile, and T-Online divisions) and restructuring expenses in the T-Com division. (affecting EBITDA).
[2]	Additions to accruals and transaction costs relating to the sale of the remaining cable companies (T-Com division). (affecting EBITDA). Recognition of an additional minimum liability (AML) (all divisions plus Group Headquarters & Shared Services). (affecting EBITDA). Restructuring expenses (T-Com division). (affecting EBITDA).
Loss on sale of MultiLink (T-Systems division). (affecting EBITDA).
[3]	Income from the sale of cable business (T-Com division) and book gains from the sale of Telecash, SIRIS (T-Systems division), MTS (T-Mobile division), and interests in Eutelsat, UMC, and Celcom (Malaysia) (Group Headquarters & Shared Services). (affecting EBITDA).
[4]	Primarily tax income of EUR 0.4 billion from the change of T-Mobile International AG into a limited partnership (AG & Co. KG), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion). Additional tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable activities in Kabel Baden Württemberg and Hesse) (EUR -0.2 billion).

Special factors for the first half of 2002:

[5]	These include EUR 0.4 billion loss on the sale of the shares in France Télécom (Group Headquarters & Shared Services). (affecting EBITDA).
[6]	These include EUR 0.2 billion book gain on the sale of the interest in PT Satelindo (Group Headquarters & Shared Services). (affecting EBITDA).
[7]	These include EUR 0.2 billion valuation adjustment on the net carrying amount of the investment in France Telecom, EUR 0.3 billion valuation adjustments on loans to associated companies of Kabel Deutschland GmbH, and EUR 0.1 billion write-downs of investments in noncurrent securities.
[8]	These include tax effects of EUR 0.1 billion from special factors.

Special factors for the full-year 2002:

[9]	Write-downs resulting from the strategic review:
Mobile communications licenses at T-Mobile USA (EUR 9.4 billion).
T-Mobile UK's UMTS license (EUR 2.2 billion).
Property, plant and equipment in the T-Systems division (EUR 0.1 billion).
Recognition of an additional minimum liability (AML) in the T-Com division (EUR 0.1 billion). (affecting EBITDA).
[10]	Restructuring expenses for staff reduction measures at the Eastern European affiliates in the T-Com division. (affecting EBITDA).
Restructuring expenses in the T-Systems division (EUR 0.4 billion). (affecting EBITDA).
Recognition of an additional minimum liability (AML) in the T-Com, T-Systems, and Group Headquarters & Shared Services divisions (EUR 0.1 billion). (affecting EBITDA).
Goodwill write-downs resulting from the strategic review:
T-Mobile USA (EUR 8.3 billion)
T-Mobile Netherlands (EUR 1.0 billion)
SIRIS (T-Systems division) (EUR 0.5 billion).
[11]	Gain on the sale of shares in PT Satelindo (EUR 0.2 billion) and gain of EUR 0.3 billion from the sale of shares in T-Online. (affecting EBITDA).
[12]	Write-downs of financial assets:
Valuation adjustment on the net carrying amount of the investment in France Telecom (EUR 0.6 billion).
Valuation adjustments on loans to subsidiaries of Kabel Deutschland GmbH (EUR 0.3 billion), and write-downs of other investments in noncurrent securities (EUR 0.4 billion).
Write-downs of financial assets resulting from the strategic review:
EUR 0.1 billion on the net carrying amount of the investment in comdirect bank AG
EUR 0.2 billion on the UMTS license of T-Mobile Netherlands (Ben) at inclusion as an associated company.
[13]	Tax effects from the additional minimum liability, the valuation adjustments on loans to associated companies of Kabel Deutschland GmbH, from backdated amortization of goodwill in the tax accounts of Deutsche Telekom AG, and from the reversal of deferred tax liabilities relating to the write-downs of mobile telecommunications licenses at T-Mobile USA as a result of the strategic review.
[14]	Calculated and rounded on the basis of millions for the sake of greater precision.

Reconciliation to pro forma figures

Pro forma figures.

Free cash flow.

•	Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in intangible assets and property, plant and equipment (excluding goodwill).
•	Deutsche Telekom believes that free cash flow is used by investors as a measure to enable them to assess the Group's cash generated from operations (after deductions for interest paid and cash outflows for intangible assets, excluding goodwill, and property, plant and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. However, free cash flow should not be used to determine the financial situation of the Group. Additionally, Deutsche Telekom's definition of free cash flow may be comparable only to a limited degree with similarly titled measures and disclosures by other companies and, therefore, should not necessarily be used for comparative purposes.

Reconciliation of free cash flow1

	H1 2003 millions of €	H1 2002 millions of €	FY 2002 millions of €
Cash generated from operations	8,021	8,401	16,667
Interest received/(paid)	(1,761)	(1,756)	(4,204)
Net cash provided by operating activities	6,260	6,645	12,463
Cash outflows from investments in intangible assets and property, plant and equipment[2]	(2,294)	(3,827)	(7,625)
Free cash flow before payment of dividends	3,966	2,818	4,838
Dividend	(54)	(1,558)	(1,582)
Free cash flow after payment of dividends	3,912	1,260	3,256

[1]	The reconciliation of the Group's free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with IAS 7 and DRS 2.
[2]	Excluding goodwill.

Reconciliation to pro forma figures

Gross and net debt.

•	In the consolidated financial statements, the items "bonds and debentures" and "liabilities to banks" are reported as "debt (in accordance with consolidated balance sheet)". Gross debt includes not only "debt (in accordance with the consolidated balance sheet)", but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under "Other liabilities" in the balance sheet.
•	Gross debt is the basis for total net interest expense incurred. In addition to this key figure, Deutsche Telekom shows "net debt".
•	Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item "Prepaid expenses and deferred charges". In addition, the following items (which are reported under the balance sheet item "Other assets") are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.
•	Gross and net debt are common indicators in Deutsche Telekom's competitive environment, although definitions may vary, and are used by Deutsche Telekom's senior management to manage and monitor debt.

Reconciliation of the Group's gross and net debt

	June 30, 2003 billions of €	Dec. 31, 2002 billions of €	June 30, 2002[2] billions of €
Bonds and debentures	56.8	56.7	59.2
Liabilities to banks	4.4	6.3	7.7
Debt (in accordance with consolidated balance sheet)[1]	61.2	63.0	66.9
Liabilities to non-banks from loan notes	0.8	0.8	0.7
Miscellaneous other liabilities	0.3	0.3	0.3
Gross debt[1]	62.3	64.1	67.9
Liquid assets	8.5	1.9	1.8
Other investments in marketable securities	0.1	0.4	0.6
Other investments in noncurrent securities	0.0	0.2	0.5
Other assets	0.4	0.2	0.1
Discounts on loans (prepaid expenses and deferred charges)	0.3	0.3	0.4
Net debt[1]	53.0	61.1	64.5

[1]	Calculated and rounded on the basis of millions for the sake of greater precision.
[2]	The prior-year comparatives as of June 30, 2002 have been adjusted in line with this redefinition, presented in detail in the 2002 Annual Report.

Reconciliation to pro forma figures

Reconciliation to new structures.

Transition to the cost-of-sales method.

•	Until the end of 2002, Deutsche Telekom classified its consolidated statement of income using the total-cost method. Deutsche Telekom published its consolidated statement of income using the internationally more common cost-of-sales method for the first time in the Group Report in the first quarter of 2003. Besides allocating operational expenses to functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly.

Agency business.

•	The internal accounting for and recording of transactions involving standard products that are sold and supported by T-Systems, but settled and billed by other divisions in the Group ("agency business"), were simplified. This new arrangement has led to higher net revenue being reported at T-Com in particular, and to a lesser extent at T-Mobile, while the net revenue reported by T-Systems has dropped. In such cases, too, T-Systems remains the sole face to the customer, and continues to receive a selling or agency commission for acquisition and support. These commissions increase the internal revenue of T-Systems. Overall, the new structure for recording the standard products business also substantially reduces the total revenue of T-Systems, while T-Com's total revenue is slightly higher, and that of T-Mobile remains largely unaffected. The amounts reported for the 2002 financial year were restated to aid comparability.

T-Com.

•	On May 28, 2003, Deutsche Telekom Medien GmbH (DeTeMedien), acquired all shares of t-info GmbH from T-Online International AG for around EUR 86 million. The shares were transferred with economic effect as of April 1, 2003. t-info GmbH offers directory services and special directories on the Internet and mobile terminals, such as PDAs and mobile phones. The objective of the t-info GmbH acquisition is to concentrate and further develop the various facets of the directory business at DeTeMedien, now that increasing synergies have emerged between the print and multimedia directory businesses.
•	Since January 1, 2003, the DeTeMedien subsidiary has been assigned to T-Com, and the current and historical figures reported for T-Com have been increased by the amounts reported for DeTeMedien. The simplified internal accounting for agency business revenue since January 1, 2003 (see above) has also increased the revenue reported for the T-Com division. At the same time, T-Com's selling costs have risen by the same amount as aggregate revenue, thus offsetting the effects on EBITDA. All amounts reported for T-Com for the 2002 financial year that have been affected by the reclassification of the agency business are restated to enable comparison.

Reconciliation to pro forma figures

T-Mobile.

•	The new internal accounting procedure introduced for the agency business (see the explanations on the agency business) increases the net revenue of the T-Mobile division, because the new arrangements provide for all revenue for standard products generated directly from customers to be allocated to this division's net revenue. At the same time, T-Mobile's internal revenue will drop by the same amount, so that the effect on total revenue is zero. In the 2002 financial year, a negligible proportion of T-Mobile's net revenue was attributable to the standard products business.

T-Systems.

•	T-Systems is the Deutsche Telekom Group's single face to corporate customers, offering standard products in addition to systems solutions. For these standard products, T-Systems provides support to other Deutsche Telekom Group divisions in the form of sales and customer care services for the corporate customers involved, without itself actually being the contractual partner. Contracts are settled on behalf and on account of the division providing the product. Under the terms of this "agency business", T-Systems receives a selling or agency commission for the services it has provided. In the past, the relevant revenue billed to external customers by Deutsche Telekom AG was originally passed through in full to T-Systems. In return, Deutsche Telekom AG received a credit from T-Systems in the amount of the related cost of goods and services incurred by Deutsche Telekom AG. In the 2002 financial year, this resulted in an increase in the amounts reported under total revenue and purchased goods and services. In the future, T-Systems will only report the proportionate selling commissions as revenue. T-Systems's reported total revenue and net revenue will therefore decline, as will the goods and services purchased. The simplified internal accounting for the agency business will thus have no effect on T-Systems' absolute EBITDA.

Reconciliation to pro forma figures

T-Online.

•	As of January 1, 2003, T-Online International AG converted its consolidated financial reporting from German GAAP (HGB) to IFRS (International Financial Reporting Standards, formerly known as IAS – International Accounting Standards) and has presented interim consolidated financial statements under IFRS in this interim report. The move to IFRS was prompted first by the need to ensure international comparability of financial reporting, and secondly by the requirements of the Frankfurt Stock Exchange for admission to its Prime Standard segment. In addition to German Accounting Standard No. 6 (DRS 6), the requirements of IAS 34 (Interim Financial Reporting) were therefore complied with for T-Online International AG's report for the first half of 2003. T-Online International AG applies the International Financial Reporting Standards and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This is done on the basis of the requirements of IFRS 1 (First-time Adoption of IFRS) applicable to the opening balance sheet as of January 1, 2002 and to the 2002 financial year. In Deutsche Telekom's financial reporting, T-Online is presented as the T-Online division under the HGB, and as a result, there may be differences between the presentation of T-Online International AG and the presentation of the T-Online division in those items where the IFRS differ from the HGB accounting principles. DeTeMedien was included in the T-Online division until December 31, 2002. DeTeMedien has been transferred to the T-Com division since January 1, 2003. The amounts originally reported for T-Online for the 2002 financial year have been restated accordingly to enable comparison.

Consolidated financial statements

Consolidated financial statements.

Consolidated statement of income

	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Net revenue	13,593	12,984	4.7	27,211	25,754	5.7	53,689
Cost of sales	(7,741)	(8,362)	7.4	(15,310)	(16,050)	4.6	(44,477)
Gross profit	5,852	4,622	26.6	11,901	9,704	22.6	9,212
Selling costs	(3,168)	(3,084)	(2.7)	(6,555)	(6,363)	(3.0)	(13,264)
General and administrative costs	(1,290)	(1,415)	8.8	(2,625)	(2,673)	1.8	(6,062)
Other operating income	1,118	927	20.6	2,629	1,780	47.7	3,901
Other operating expenses	(1,061)	(1,539)	31.1	(2,313)	(2,865)	19.3	(14,915)
Operating results	1,451	(489)	n.a.	3,037	(417)	n.a.	(21,128)
Financial income/(expense), net	(853)	(1,182)	27.8	(1,945)	(2,930)	33.6	(6,022)
of which: net interest/(expense)	(873)	(981)	11.0	(1,930)	(2,083)	7.3	(4,048)
Results from ordinary business activities[1]	598	(1,671)	n.a.	1,092	(3,347)	n.a.	(27,150)
Income taxes	(266)	(329)	19.1	194	(388)	n.a.	2,847
Income/(loss) after taxes	332	(2,000)	n.a.	1,286	(3,735)	n.a.	(24,303)
Income/(losses) applicable to minority shareholders	(76)	(83)	8.4	(177)	(156)	(13.5)	(284)
Net income/(loss)	256	(2,083)	n.a.	1,109	(3,891)	n.a.	(24,587)

Determining earnings per share

	Q2 2003	Q2 2002	H1 2003	H1 2002	FY 2002
Net income/(loss) in millions of €	256	(2,083)	1,109	(3,891)	(24,587)
Average weighted number of outstanding shares in millions	4,195	4,195	4,195	4,195	4,195
Earnings per share2/ADS[3] (German GAAP) in €	0.06	(0.50)	0.26	(0.93)	(5.86)

[1]	Including other taxes in accordance with the classification of the statement of income by the cost-of-sales method.
[2]	Earnings per share (according to German GAAP) for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares.
[3]	One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom in common stock. The share to ADS ratio is 1:1.

Consolidated financial statements

Consolidated balance sheet

	June 30, 2003 millions of €	Dec. 31, 2002 millions of €	Change %	June 30, 2002 millions of €
Assets
Noncurrent assets	101,225	111,526	(9.2)	136,293
Intangible assets	48,894	53,402	(8.4)	74,616
Property, plant and equipment	48,822	53,955	(9.5)	55,877
Financial assets	3,509	4,169	(15.8)	5,800
Current assets	19,818	13,524	46.5	14,450
Inventories, materials and supplies	1,348	1,556	(13.4)	1,624
Receivables	6,296	6,258	0.6	6,495
Other assets	3,533	3,392	4.2	3,948
Marketable securities	115	413	(72.2)	577
Liquid assets	8,526	1,905	347.6	1,806
Prepaid expenses and deferred charges	1,294	771	67.8	1,362
Balance sheet total	122,337	125,821	(2.8)	152,105

Shareholders' equity and liabilities
Shareholders' equity	34,950	35,416	(1.3)	55,200
Capital stock	10,746	10,746	0.0	10,746
Accruals	14,704	16,097	(8.7)	18,367
Pension and similar obligations	4,249	3,942	7.8	3,755
Other accruals	10,455	12,155	(14.0)	14,612
Liabilities	71,889	73,585	(2.3)	77,616
Debt	61,248	63,044	(2.8)	66,910
Other liabilities	10,641	10,541	0.9	10,706
Deferred income	794	723	9.8	922
Balance sheet total	122,337	125,821	(2.8)	152,105

Consolidated financial statements

Statement of shareholders' equity

	Capital stock nominal value millions of €	Addi- tional paid in capital millions of €	Con- soli- dated share- holders' equity gene- rated millions of €	Cumula- tive trans- lation adjust- ment account millions of €	Share- holders' equity in accord- ance with con- soli- dated balance sheet millions of €	Treasury shares millions of €	Total millions of €	Minority interest millions of €	Con- solid- ated share- holders' equity millions of €
Balance at Dec. 31, 2001	10,746	49,994	1,826	(1,572)	60,994	(7)	60,987	5,307	66,294
Changes in the composition of the Group								(2,116)	(2,116)
Dividends for 2001			(1,539)		(1,539)		(1,539)	(19)	(1,558)
Proceeds from stock options		79			79		79		79
Income/(loss) after taxes			(3,891)		(3,891)		(3,891)	156	(3,735)
Foreign currency translation			(16)	(3,757)	(3,773)		(3,773)	2	(3,771)

Balance at June 30, 2002	10,746	50,073	(3,620)	(5,329)	51,870	(7)	51,863	3,330	55,193

Balance at Dec. 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	31,421	3,988	35,409
Changes in the composition of the Group								(5)	(5)
Dividends for 2002								(79)	(79)
Proceeds from stock options		8			8		8		8
Income after taxes			1,109		1,109		1,109	177	1,286
Foreign currency translation				(1,611)	(1,611)		(1,611)	(65)	(1,676)

Balance at June 30, 2003	10,746	50,085	(23,207)	(6,690)	30,934	(7)	30,927	4,016	34,943

Consolidated financial statements

Consolidated statement of cash flows

	H1 2003 millions of €	H1 2002 millions of €	FY 2002 millions of €
Net income/(loss)	1,109	(3,891)	(24,587)
Income/(losses) applicable to minority shareholders	177	156	284
Income/(loss) after taxes	1,286	(3,735)	(24,303)
Depreciation and amortization	6,481	7,874	36,880
Income tax expense	(194)	388	(2,847)
Net interest expense	1,930	2,083	4,048
Results from the disposition of noncurrent assets	(608)	214	(428)
Results from associated companies	22	154	430
Other noncash transactions	(451)	960	1,144
Change in working capital (assets)[1]	(926)	(413)	184
Change in accruals	146	482	1,410
Change in other working capital (liabilities)[2]	59	(327)	101
Income taxes received/(paid)	235	677	(15)
Dividends received	41	44	63
Cash generated from operations	8,021	8,401	16,667
Net interest payments	(1,761)	(1,756)	(4,204)
Net cash provided by operating activities	6,260	6,645	12,463
Cash outflows from investments in intangible assets	(287)	(388)	(841)
property, plant and equipment	(2,007)	(3,439)	(6,784)
financial assets	(221)	(363)	(568)
consolidated companies	(26)	(4,791)	(6,405)
Cash inflows from disposition of
intangible assets	11	2	14
property, plant and equipment	548	196	1,304
financial assets	1,050	770	1,130
shareholdings in consolidated companies and business units	1,502	0	697
Net change in short-term investments (more than 3-month term) and marketable securities	(4,792)	193	226
Other	0	428	1,187
Net cash used for investing activities	(4,222)	(7,392)	(10,040)
Net change of short-term debt	(3,534)	(3,765)	(10,012)
Issuance of medium and long-term debt	5,157	7,868	11,677
Repayments of medium and long-term debt	(2,048)	(2,805)	(3,472)
Dividend	(54)	(1,558)	(1,582)
Proceeds from share offering	8	0	1
Change in minority interests	(7)	(47)	(47)
Net cash used for financing activities	(478)	(307)	(3,435)
Effect of foreign exchange rate changes on cash and cash equivalents (up to 3-month term)	(18)	(14)	(14)
Net increase (decrease) in cash and cash equivalents	1,542	(1,068)	(1,026)
Level at the beginning of the year	1,712	2,738	2,738
Level at end of reporting period	3,254	1,670	1,712

[1]	Changes in receivables, other assets, inventories, materials and supplies, prepaid expenses, deferred charges and deferred taxation.
[2]	Change in other liabilities (not related to financing activities) as well as deferred income.

Consolidated financial statements

Notes to the consolidated statement of income.

Transition to the cost-of-sales method

Until the end of 2002, Deutsche Telekom classified its consolidated statement of income using the total-cost method. Deutsche Telekom published its consolidated statement of income in line with the internationally more common cost-of-sales method for the first time in the Group Report on the first quarter of 2003. Besides allocating operational expenses to functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly.

Changes in the composition of the Deutsche Telekom Group

Deutsche Telekom acquired shareholdings in various companies last year which were not included in the consolidated financial statements as of June 30, 2002. The most significant of these are T-Mobile Netherlands (at T-Mobile), Detecon (at T-Systems), and Interactive Media (at T-Online). Shareholdings were also sold in the first six months of this year which were included in the consolidated financial statements as of June 30, 2002. These were, at T-Com, the remaining cable business and, at T-Systems, predominantly SIRIS and Telecash. The following table shows the effects of the new acquisitions and disposals on the individual line items of the consolidated statement of income for the first six months of 2003. The other operating expenses figure shown below includes goodwill amortization and write-downs relating to these companies totaling EUR 47 million.

Effects of changes in the composition of the consolidated group on the consolidated statement of income in the first six months of 2003

	T-Mobile millions of €	T-Online millions of €	T-Systems millions of €	T-Com millions of €	Total millions of €
Net revenue	389	2	(24)	(195)	172
Cost of sales	(275)	(1)	35	145	(96)
Gross profit	114	1	11	(50)	76
Selling costs	(159)	(1)	2	45	(113)
General and administrative costs	(18)	(5)	(5)	(16)	(44)
Other operating income	4	3	117	315	439
Other operating expenses	(58)	0	(8)	(67)	(133)
Operating results	(117)	(2)	117	227	225
Financial income/(expense), net	(15)	(1)	2	(4)	(18)
Results from ordinary business activities	(132)	(3)	119	223	207
Income taxes	0	0	0	(176)	(176)
Income/(loss)	(132)	(3)	119	47	31
Income/(losses) applicable to minority shareholders	0	0	0	0	0
Net income/(loss)	(132)	(3)	119	47	31

Consolidated financial statements

Other operating income

	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Other operating income	1,118	927	20.6	2,629	1,780	47.7	3,901

The increase in other operating income is mainly the result of income from the disposal of financial assets; in the first quarter of the year, the sale of the cable business, Telecash, Eutelsat and UMC; in the second quarter, the sale of SIRIS and Celcom, as well as shares in MTS.

Other operating expenses

	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Other operating expenses	(1,061)	(1,539)	31.1	(2,313)	(2,865)	19.3	(14,915)

The decrease in other operating expenses is mainly the consequence of the reduced level of goodwill amortization and the non-recurrence of losses relating to the sale of shares in France Telecom in the first half of 2002.

Financial income/(expense), net

	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Financial income/(expense), net	(853)	(1,182)	27.8	(1,945)	(2,930)	33.6	(6,022)
of which: income/(loss) related to associated and related companies	4	(4)	n.a.	1	(113)	n.a.	(389)
of which: net interest income/ (expense)	(873)	(981)	11.0	(1,930)	(2,083)	7.3	(4,048)
of which: write-downs on financial assets and marketable securities	16	(197)	n.a.	(16)	(734)	97.8	(1,585)

Consolidated financial statements

Net financial expense decreased year-on-year by EUR 985 million to EUR 1,945 million in the first half of this year. The main factors which had a negative impact on the level of net financial expense in the same period last year were the write-downs of the net carrying amount of the shareholding in France Telecom amounting to EUR 253 million as a result of the decrease in its share price, and valuation adjustments on other investments in noncurrent securities and on loans to associated companies totaling around EUR 416 million, of which Kabel Deutschland GmbH's associated companies accounted for EUR 301 million. Overall, the income/(loss) related to associated and related companies and the net interest expense developed positively in the first six months of this year, in particular as a result of the non-recurrence, due to consolidation, of the expense relating to companies accounted for using the equity method in the previous year, as well as the realization of interest income from the reversal of interest rate derivatives which were no longer necessary.

Income taxes

	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Income taxes	(266)	(329)	19.1	194	(388)	n.a.	2,847

Negative results from ordinary business activities of EUR -3,347 million in the first half of 2002 improved to a positive figure of EUR 1,092 million in the period under review. Deutsche Telekom AG also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were payable in the tax consolidation group. Of the tax income reported, EUR 361 million relate to the 2002 corporate income tax of T-Mobile International AG & Co. KG as a result of the backdated change of the legal form of the company from a stock corporation to a partnership. This tax income is offset by tax expense relating to domestic and foreign shareholdings not included in the tax consolidation group.

Consolidated financial statements

Other disclosures.

Executive bodies

Franz Treml has been appointed to the Deutsche Telekom AG Supervisory Board as an employee representative with effect from July 8, 2003, by order of the Bonn District Court. He succeeds Rüdiger Schulze, who resigned as of July 1, 2003, after having stepped down as National Head of the Industrial Sector of the ver.di trade union.

Personnel

	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Personnel costs	(3,510)	(3,293)	(6.6)	(6,902)	(6,498)	(6.2)	(13,480)

Personnel costs increased by EUR 404 million, or 6.2 percent, in the first half of 2003 compared with the same period in 2002. This increase is mainly attributable to collectively agreed wage and salary increases and the effect of an adjusted discount rate applied to pension accruals (AML), which amounted to EUR 230 million.

The decrease in the number of employees, both on average and on the balance sheet dates, is the result of offsetting effects: on the one hand, staff downsizing at T-Com and T-Systems in particular, relating in part to changes following the sale of shareholdings, on the other hand, an increase in the number of staff at T-Mobile in the U.S. and the full consolidation of T-Mobile Netherlands.

Average number of employees

	H1 2003	H1 2002	Change %	FY 2002
Civil servants	50,198	53,850	(6.8)	52,961
Salaried employees and wage earners	202,503	202,366	0.1	202,935
Deutsche Telekom Group	252,701	256,216	(1.4)	255,896

Trainees/student interns	9,811	9,192	6.7	9,869

Number of employees at balance sheet date

	June 30, 2003	Dec. 31, 2002	Change %	June 30, 2002
Civil servants	49,979	50,776	(1.6)	52,758
Salaried employees and wage earners	200,554	205,193	(2.3)	202,048
Deutsche Telekom Group	250,533	255,969	(2.1)	254,806

Trainees/student interns	9,406	11,709	(19.7)	9,204

Consolidated financial statements

Depreciation and amortization

	Q2 2003 millions of €	Q2 2002 millions of €	Change %	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Amortization of intangible assets	(1,180)	(1,635)	27.8	(2,348)	(3,124)	24.8	(27,355)
of which: UMTS licenses	(148)	(182)	18.7	(299)	(365)	18.1	(2,864)
of which: U.S. mobile communications licenses	(128)	(297)	56.9	(265)	(596)	55.5	(10,380)
of which: goodwill	(629)	(876)	28.2	(1,270)	(1,716)	26.0	(13,108)
Depreciation of property, plant and equipment	(2,032)	(2,585)	21.4	(4,133)	(4,750)	13.0	(9,525)
Total depreciation and amortization	(3,212)	(4,220)	23.9	(6,481)	(7,874)	17.7	(36,880)

The year-on-year decrease of EUR 0.8 billion, or approximately 25 percent, in amortization of intangible assets is mainly a result of the reduced amortization base due to the high level of write-downs on goodwill and mobile communications licenses in the second half of 2002 as part of the strategic review. The decrease of around EUR 0.6 billion, or 13 percent, in depreciation of property, plant and equipment is mainly due – besides deconsolidation effects (in particular from the sale of the cable business) – to the non-recurrence of the write-downs on submarine cables amounting to EUR 0.2 billion in the previous year.

Other taxes

Other taxes, included in the operating results, amounted to EUR 96 million in the first half of 2003 compared with EUR 102 million in the same period last year.

Consolidated financial statements

Notes to the consolidated balance sheet.

Noncurrent assets

	June 30, 2003 millions of €	Dec. 31, 2002 millions of €	Change millions of €	Change %
Intangible assets	48,894	53,402	(4,508)	(8.4)
of which: UMTS licenses	10,620	11,117	(497)	(4.5)
of which: U.S. mobile communications licenses	9,290	10,364	(1,074)	(10.4)
of which: goodwill	26,781	29,436	(2,655)	(9.0)
Property, plant and equipment	48,822	53,955	(5,133)	(9.5)
Financial assets	3,509	4,169	(660)	(15.8)

The decline in intangible assets from EUR 53.4 billion to EUR 48.9 billion (8.4 percent) is due primarily to the effect of exchange rate losses on the translation of foreign Group companies (mainly relating to the decrease in value of the U.S. dollar compared with the euro) and to continued amortization.

The EUR 5.1 billion decrease in the carrying amount of property, plant and equipment is due primarily to the sale of the remaining cable businesses and further depreciation, combined with a decrease in the volume of new capital expenditures.

Investments

	H1 2003 millions of €	H1 2002 millions of €	Change %	FY 2002 millions of €
Intangible assets	229	3,161	(92.8)	5,355
Property, plant and equipment	1,887	3,129	(39.7)	7,055
Financial assets	385	539	(28.6)	752
Total	2,501	6,829	(63.4)	13,162

The decrease in investments is due in part to the cuts in capital expenditure made in the previous and current years as part of the Triple-E program. Furthermore, investments in intangible assets were boosted last year by the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) for EUR 2.7 billion.

Consolidated financial statements

Shareholders' equity

	June 30, 2003 millions of €	Dec. 31, 2002 millions of €	Change millions of €	Change %
Capital stock	10,746	10,746	0	0.0
Additional paid-in capital	50,085	50,077	8	0.02
Retained earnings	248	248	0	0.0
Unappropriated net income/(loss) carried forward	(24,564)	23	(24,587)	n.a.
Net income/(loss)	1,109	(24,587)	25,696	n.a.
Cumulative translation adjustment account	(6,690)	(5,079)	(1,611)	(31.7)
	30,934	31,428	(494)	(1.6)
Minority interest	4,016	3,988	28	0.7
Total shareholders' equity	34,950	35,416	(466)	(1.3)

The slight drop in shareholders' equity compared with December 31, 2002, despite the positive Group result, is due primarily to further negative foreign exchange rate effects from the translation of foreign Group companies.

2,670,828 treasury shares were held at June 30, 2003.

Stock-based compensation.

Deutsche Telekom AG stock option plan

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2000.

In addition, the shareholders' meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

Consolidated financial statements

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
	Stock options (in thousands)	Weighted average exercise price €	Stock options (in thousands)	Weighted average exercise price €
Outstanding stock options at January 1, 2003	11,964	24.22	994	62.69
Granted	0	0.00	0	0.00
Exercised	0	0.00	0	0.00
Forfeited	124	22.94	3	62.69
Outstanding at June 30, 2003	11,840	24.24	991	62.69
Exercisable at June 30, 2003	0	0.00	0	0.00

T-Online International stock option plans

The extraordinary shareholders' meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and managers of T-Online and its subsidiaries, prior to the company's IPO. The 2001 shareholders' meeting approved a new stock option plan, structured as a "premium priced plan", to enhance the company's competitiveness.

As part of the acquisition of Ya.com, T-Online granted Ya.com employees stock options for T-Online shares in line with the resolution adopted by the shareholders' meeting on September 22, 2000. The exercise price was contractually set at EUR 0.00.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000		Ya.com Option Plan
	Stock options (in thousands)	Weighted average exercise price €	Stock options (in thousands)	Weighted average exercise price €	Stock options (in thousands)	Weighted average exercise price €
Outstanding stock options at January 1, 2003	4,415	10.31	112	37.65	366	0.00
Granted	0	0.00	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00
Forfeited	169	10.35	0	0.00	0	0.00
Outstanding at June 30, 2003	4,246	10.31	112	37.65	366	0.00
Exercisable at June 30, 2003	0	0.00	0	0.00	0	0.00

Consolidated financial statements

T-Mobile USA stock option plan

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, these were converted at the rate of 3.7647 per unvested, outstanding T-Mobile USA option. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan ("MISOP"), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The following table provides an overview of the development of the total stock options held due to the acquisition:

	Stock options (in thousands)	Weighted average exercise price USD
Outstanding stock options at January 1, 2003	24,980	16.41
Granted	1,755	12.69
Exercised	1,710	4.16
Forfeited	942	21.14
Outstanding at June 30, 2003	24,083	17.01
Exercisable at June 30, 2003	13,517	16.38

Powertel stock option plan

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

The following table provides an overview of the development of the total stock options held due to the acquisition:

Consolidated financial statements

	Stock options (in thousands)	Weighted average exercise price USD
Outstanding stock options at January 1, 2003	1,790	21.85
Granted	0	0
Exercised	95	5.94
Forfeited	75	26.90
Outstanding at June 30, 2003	1,620	22.54
Exercisable at June 30, 2003	1,232	20.24

MATÁV stock option plan

On April 26, 2002, the shareholders' meeting of MATÁV approved the introduction of a management stock option plan.

On July 1, 2002, MATÁV used its authority under the shareholders' resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004/2005).

The following table provides an overview of the development of the total stock options held:

	Stock options (in thousands)	Weighted average exercise price HUF
Outstanding stock options at January 1, 2003	3,965	944.33
Granted	0	0.00
Exercised	0	0.00
Forfeited	310	944.33
Outstanding at June 30, 2003	3,655	944.33
Exercisable at June 30, 2003	0	0.00

For more detailed information, please refer to the section in our 2002 Annual Report on page 156 et seq.

Guarantees and commitments, and other financial obligations.

Guarantees and commitments and other financial obligations increased by EUR 1.1 billion compared with December 31, 2002. The increase is due primarily to lease and purchase obligations relating to new contracts.

Consolidated financial statements

Notes to the consolidated statement of cash flows.

Net cash provided by operating activities.

Net cash provided by operating activities decreased year-on-year by EUR 0.4 billion to EUR 6.3 billion in the first half of 2003. This development was influenced in particular by the lower level of tax refunds, while tax payments increased.

Net cash used for investing activities.

In the period under review, net cash used for investing activities amounted to EUR -4.2 billion. The cash outflow in the first half of last year amounted to EUR -7.4 billion.

Lower cash outflows for investments in property, plant and equipment (EUR 1.4 billion) contributed to the decrease in investing activities. Furthermore, the acquisition of T-Systems ITS (EUR 4.7 billion) impacted the figures for the previous year. The divestiture of fully consolidated companies, mainly the sale of cable businesses, financial assets, and property, plant and equipment, boosted the cash inflow by EUR 2.1 billion year-on-year.

By contrast, temporary cash investments with original maturities in excess of three months increased by EUR 4.8 billion.

Net cash used for financing activities.

Net cash used for financing activities increased in the first six months of the year by EUR 0.2 billion compared with the same period in the previous year to EUR -0.5 billion. Net additions to medium-term and long-term borrowings decreased by EUR 2.0 billion. The main factor in these net additions was the issuance of a convertible bond; this was offset in part by the repayment of U.S. bonds.

The net change in short-term debt remained at the same level, however. Net cash used for financing activities in the first half of last year included dividend payments of EUR 1.6 billion.

Consolidated financial statements

Segment reporting.

The structure of the segments was adapted to the adjusted reporting structure at T-Com and T-Online in the first quarter of 2003. DeTeMedien, previously included under T-Online, has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the admission of new shareholders at T-Online, and which affects the income (loss) related to associated and related companies and depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation to consolidated amounts. Furthermore, the direct allocation of the agency business from the T-Systems segment to the T-Com and
T-Mobile segments has led to a redistribution of intersegment revenue and net revenues which did not affect income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

The first-time application of the cost-of-sales method at Deutsche Telekom from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities. All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, "Segment Reporting" (DRS 3).

The following tables give an overall summary of Deutsche Telekom's segments for the full 2002 financial year as well as for the second quarters and first halves of both 2002 and 2003. In addition to the amounts disclosed for the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Segment information for the 2002 financial year.

FY 2002 millions of €	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/(loss) related to associated and related companies	Income/(loss) before taxes[2]
T-Com[1]	26,491	4,068	30,559	(5,539)	(562)	(304)	3,604
T-Mobile[1]	18,339	1,396	19,735	(27,285)	(1,005)	(427)	(23,754)
T-Systems[1]	6,895	3,594	10,489	(2,616)	(98)	(20)	(1,990)
T-Online[1]	1,391	193	1,584	(435)	128	(265)	(471)
Group Headquarters and Shared Services	573	3,838	4,411	(1,298)	(2,510)	(1,093)	(4,690)
Reconciliation[1]	0	(13,089)	(13,089)	293	(1)	135	151
Group	53,689	—	53,689	(36,880)	(4,048)	(1,974)	(27,150)

[1]	According to new structure.
[2]	Income before income taxes.

Consolidated financial statements

Segment information in the quarters.

Q2 2003 Q2 2002 millions of €	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/(loss) related to associated and related companies	Income/(loss) before taxes[2]
T-Com[1]	6,123	1,030	7,153	(1,282)	(101)	(17)	859
	6,577	932	7,509	(1,368)	(162)	(35)	971
T-Mobile[1]	5,233	324	5,557	(1,295)	(297)	7	475
	4,321	354	4,675	(1,730)	(238)	(40)	(682)
T-Systems[1]	1,754	813	2,567	(380)	(8)	2	(71)
	1,709	879	2,588	(654)	(22)	(11)	(438)
T-Online[1]	402	47	449	(105)	29	(4)	21
	327	45	372	(105)	31	(9)	(56)
Group Headquarters & Shared Services	81	990	1,071	(213)	(508)	39	(626)
	50	916	966	(407)	(636)	(107)	(1,494)
Reconciliation[1]	0	(3,204)	(3,204)	63	12	(7)	(60)
	0	(3,126)	(3,126)	44	46	1	28
Group	13,593	—	13,593	(3,212)	(873)	20	598
	12,984	—	12,984	(4,220)	(981)	(201)	(1,671)

[1]	According to new structure.
[2]	Income before income taxes.

Segment information in the first half of the year.

H1 2003 H1 2002 millions of €	Net revenue	Inter- segment revenue	Total revenue	Depreciation and amortization	Net interest income/ (expense)	Income/(loss) related to associated and related companies	Income/(loss) before taxes[2]
T-Com[1]	12,564	2,079	14,643	(2,600)	(231)	(19)	2,277
	13,105	1,937	15,042	(2,696)	(351)	(292)	1,672
T-Mobile[1]	10,239	628	10,867	(2,559)	(601)	9	398
	8,439	701	9,140	(3,459)	(456)	(144)	(1,543)
T-Systems[1]	3,469	1,658	5,127	(747)	(26)	2	(89)
	3,400	1,679	5,079	(1,010)	(21)	(14)	(540)
T-Online[1]	796	98	894	(207)	60	(6)	23
	649	89	738	(208)	63	(17)	(149)
Group Headquarters & Shares Services	143	2,021	2,164	(499)	(1,155)	7	(1,452)
	161	1,762	1,923	(640)	(1,323)	(381)	(2,731)
Reconciliation[1]	0	(6,484)	(6,484)	131	23	(8)	(65)
	0	(6,168)	(6,168)	139	5	1	(56)
Group	27,211	—	27,211	(6,481)	(1,930)	(15)	1,092
	25,754	—	25,754	(7,874)	(2,083)	(847)	(3,347)

[1]	According to new structure.
[2]	Income before income taxes.

Consolidated financial statements

Accounting.

Basis of accounting

Deutsche Telekom prepares its consolidated financial statements in accordance with German GAAP, i.e., the requirements of the German Commercial Code (Handelsgesetzbuch – HGB), and the German Stock Corporation Law (Aktiengesetz – AktG), and prepares its interim reports in accordance with the requirements of German Accounting Standard 6 (DRS 6) dated February 13, 2001, and with the Rules and Regulations of the Frankfurt Stock Exchange.

Methods of accounting and valuation

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements as of December 31, 2002. Please refer to the chapter titled "Notes to the consolidated statement of income" in this report or visit Deutsche Telekom's Internet homepage (www.telekom.de) for information concerning the first-time application of the cost-of-sales method.

Summary of differences between German GAAP and U.S. GAAP

Summary of differences between German GAAP and U.S. GAAP.

Reconciliation of net income/(loss) from German GAAP to U.S. GAAP

Deutsche Telekom's results are reported under German GAAP and differ from our results presented under U.S. GAAP, as summarized in the table below. A detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to the condensed consolidated financial statements and which are generally consistent with the prior year reconciling items are described in note 40 et seq. of the consolidated financial statements contained in our 2002 Annual Report on Form 20-F/A. Additional significant differences arising during the six-month period ended June 30, 2003 are summarized below. A more detailed quantification of these differences is described in note 14 et seq. of the condensed consolidated financial statements contained in the interim six-month report on Form 6-K.

Both the 2002 Annual Report on Form 20-F/A and 2003 Six-Month Interim Report on Form 6-K can be found on Deutsche Telekom's website at http://www.deutschetelekom.com

	H1 2003 billions of €	H1 2002 billions of €	Change %	FY 2002 billions of €
Net income/(loss) as reported in the consolidated financial statements under German GAAP	1.1	(3.9)	n.a.	(24.6)
Net income (loss) U.S. GAAP	1.5	(5.1)	n.a.	(22.1)
Shareholders' equity – German GAAP	35.0	55.2	(36.6)	35.4
Shareholder's equity – U.S. GAAP	44.9	63.1	(28.8)	45.4

Differences in accounting

Differences in accounting for asset retirement obligations.

Under German GAAP, we record periodic charges to operating expense for the future expected remediation activities that will be performed upon the retirement of long-lived assets. This approach is generally consistent with the approach followed under U.S. GAAP, until Deutsche Telekom adopted the provisions of SFAS 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. On that date, Deutsche Telekom recognized the fair value of the liabilities for asset retirement obligations and capitalized the associated asset retirement costs in the carrying amounts of the associated long-lived assets. These asset retirement obligations are being accreted to their present values through charges to operating expense, and the capitalized asset retirement costs are being depreciated over the associated asset's useful life.

Accounting for guarantees.

Deutsche Telekom adopted the initial recognition and measurement provisions of the Financial Accounting Standards Board Interpretation No. 45 for guarantees issued or modified after December 31, 2002, which did not have a material impact on its results of operations, financial position or cash flows.

Bonn, August 12, 2003

Deutsche Telekom AG
Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Josef Brauner	Thomas Holtrop

Dr. Heinz Klinkhammer	René Obermann	Konrad F. Reiss

Investor Relations calendar

Deutsche Telekom Investor Relations calendar 2003.

Financial calendar

August 14, 2003	Press conference on T-Online International AG's half-year financial statements for 2003, analysts' meeting
November 11, 2003	Press conference on T-Online International AG's financial statements for the first nine months of 2003, analysts' meeting
November 13, 2003	Conference call on Deutsche Telekom AG's financial statements for the first nine months of 2003
May 18, 2004	Shareholders' meeting of Deutsche Telekom AG, Cologne
May 19, 2004	Shareholders' meeting of T-Online International AG, Cologne

Further dates are published on the Internet at www.telekom.de.

Disclaimer.

This Report contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates and projections, and theterfoe youshould not place too much reliance on themSuch statements are subject to risks and uncertainties, including, but not limited to, factors such as: Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom's control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom's acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom's debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of Deutsche Telekom's cost reduction initiatives, including the area of personnel reduction, risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in Deutsche Telekom's most recent Annual Reports on Form 20-F filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Contacts.

Deutsche Telekom AG
Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone (02 28) 1 81-49 49
Fax (02 28) 1 81-9 40 04

This report can be downloaded from the
Investor Relations site on the Internet at:
www.telekom.de

For further information on the divisions
please refer to:
www.t-com.de
www.t-systems.com
www.t-mobile.net
www.t-online.de
www.telekom.de/geschaeftsbericht

Investor Relations
Phone +49 (0) 2 28 1 81-8 88 80
Fax +49 (0) 2 28 1 81-8 88 99
E-mail: Investor.Relations@telekom.de

The Forum T-Aktie is available to retail investors
for questions and comments:
Phone 0800 3 30 21 00
Fax 0800 3 30 11 00
E-mail: Forum-TAktie@telekom.de

This Group Report for the first three months of 2003
is also available in German.

This Group Report is a publication of
"Investor Relations".

KNr. 642 100 087

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: August 25, 2003